MICROFINANCIAL INCORPORATED

16

2001 ANNUAL REPORT
OUR SIXTEENTH YEAR

FINANCIAL HIGHLIGHTS

MicroFinancial Incorporated

(In Thousands)	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Cash Receipts	$468	$2,709	$5,958	$7,136	$9,342	$10,852	$17,532	$25,218	$38,784	$60,632	$87,130	$118,444	$139,215	$157,264	$174,500	$185,939
Revenues	211	1,647	2,978	3,694	4,887	6,626	10,394	14,745	21,847	36,146	55,586	68,180	76,500	98,461	127,306	154,09[illegible]
Net Interest Expenses	40	441	984	1,239	1,533	1,988	2,833	3,598	5,009	8,560	10,163	11,890	12,154	10,375	15,070	14,30[illegible]
Other Expenses	250	1,179	1,721	2,067	2,747	3,766	6,110	9,044	13,981	23,376	36,876	42,752	44,212	69,849	76,126	113,369
Income (Loss) Before Taxes	(79)	40	275	372	607	872	1,451	2,103	2,857	4,209	8,546	13,538	20,134	18,237	36,110	26,421
Provision for Income Taxes	—	12	112	157	243	363	699	777	1,213	1,685	3,466	5,886	8,210	7,509	15,249	10,104

Year End

(In Millions)

	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Assets	$1.3	$ 8.1	$10.4	$12.3	$15.9	$ 24.9	$ 38.9	$ 50.8	$ 83.5	$126.5	$170.2	$ 179.9	$ 210.3	$ 265.9	$ 342.6	$ 361.7

MicroFinancial Incorporated (MFI) provides microticket financing, most often in the form of a three- to four-year noncancelable commercial lease or a cancelable rental. 16 years ago we coined the term "microticket"– a lease receivable of up to about $10,000 – to distinguish our business from small ticket leasing where a lease typically ranges from $100,000 to $250,000. This past year MFI's average transaction figure was approximately $1,200.

We market our services to independent dealers who sell microticket-priced products to small businesses. These dealers choose to offer leasing because it gives them a competitive edge, and enables them to close more deals. They choose to work with MFI, through our subsidiary Leasecomm, because of our technologically advanced systems and highly dependable funding history. Our business principles have been consistent, focused and disciplined, and we are proud of the leadership position they have helped us earn in our industry.

LETTER TO SHAREHOLDERS

We are pleased to present this, our sixteenth annual report to shareholders.

During Fiscal 2001, the country found itself in a recessionary environment few companies escaped. Nevertheless, with $154.1M in revenues, MicroFinancial has produced its 16th annual record, and, with net-income of $16.3M (our second highest net-income ever), we have had a successful year. Compared to Fiscal 2000, revenues increased by 10.5% and assets by 5.6% to $361.7M. Earnings per share on a fully diluted basis were $1.26. Cash Collected increased by $11.4M to $185.9M.

Our 16-year success trend is even more impressive considering that we accomplished it without using "gain-on-sale" accounting. MFI has always kept essentially all assets on its books, and, as a result, recognizes revenues over the life of the underlying contracts. The same is true for our liabilities where all our refinancing– be it banks or securitizations – are fully shown on our consolidated books.

As we have indicated during the year, delinquencies rose during 2001. As a consequence, we funded the reserve for bad debt with $54.1M as compared to $38.9M in 2000. This increased level of funding for the reserve is the primary reason for the lower than expected profitability in 2001. As a percent of Gross Investment in Leases, Loans, Service Contracts and Rental Equipment, our reserve rose to 9.6% (compared to 8.6% the prior year), a reserve-level we believe is appropriate. We do, however, recognize that higher delinquencies and write-off numbers will stay with us for some quarters until such lower-rated business has fully come to term. We made the conscious decision to reduce origination of lower rated business during the second half of fiscal 2000. As a result of a general tightening of our credit underwriting standards, and an increase in pricing due to the economy, our origination trends in 2001 show an ongoing improvement of the quality mix of the contracts originated but at lower origination volumes. In addition, we have increased our exposure to very highly rated larger corporations retrofitting their own and/or franchised outlets with microticket equipment. We are gaining such business due to our superior ability to process a large number of small transactions, including associated reporting. We are therefore optimistic about the longer-term delinquency trends.

Our focus is less on funding volumes, but on long-term margins, profitability, higher quality business and cash flows. While higher delinquencies and write-offs associated with lower end business can be a profitable business in the long run if appropriately priced, higher delinquency rates have a noticeable impact on free cash flows since delinquent contracts are nearly impossible to refinance at economic rates.

Refinancing – both in terms of cost and in terms of availability – continues to be an issue for the economy. Our long-established strategy of having a diversified pool of refinancing sources again has proven to be the right strategy in these tighter capital times. In 2001 we successfully closed our 11th on-balance sheet securitization, again with Rothschild Inc. as the advisor. We continue to utilize secured bank lines with a bank consortium lead by Fleet Bank Boston, and with Citizens Bank of Massachusetts, Firstar Bank, Key Bank, National City Bank, Citigroup, Inc, Union Bank of California, N.A., Brown Brothers Harriman & Co. and BankNorth Group, Inc. as participants with an outstanding loan of approximately $105 million as of December 31, 2001. We believe that our conservative capital structure and our long-term success to be key ingredients in our success with refinancing. At year end, our total interest bearing debt and capitalized lease obligations of $207.1M was approximately $500,000 less than it was at year-end 2000, while our assets grew by about $19.1M, with cash and cash equivalents having increased by $2.7M to $20.6M.

As of December 31, 2001 our actual ratio of assets over equity was 3.27:1; a low ratio by industry standards. This conservative capital structure obviously allows greater flexibility for the future. With impressive after-tax returns on average assets of 4.6%, our after-tax return on average equity was still a respectable 15.8%, the low and conservative financial leverage not withstanding.

A clear majority of our contracts were originated and processed through LeasecommDirect™ via the Internet or direct computer-to-computer links. During 2001 we introduced additional enhancements to LeasecommDirect™, which automatically scores, approves and prices the contracts without any human interaction. This seamless application and dealer reporting system is the envy of our competitors, and continues to make us a leader in the field.

The number of microticket transactions is huge, as is the potential for microticket lease-financing. The challenge is to identify appropriate quality dealers, and to educate them in the successful and appropriate use of Leasecomm's financing programs.

We again trust that our three strategic strengths: Effective use of technology, understanding of payment behaviors of the microticket obligations, and appropriate collection efforts, will continue to create value in the marketplace and profits. We will maintain our focus on the commercial microticket world, and, on a selective basis, we will continue to acquire existing pools of microticket financial assets.

Dr. Peter R. von Bleyleben
Chairman and CEO

Richard F. Latour
President and COO, CFO

Waltham, February 27, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.

MICROFINANCIAL INCORPORATED

(Exact name of Registrant as Specified in its Charter)

Massachusetts (State or other jurisdiction of Incorporation or Organization)	04-2962824 (I.R.S. Employer Identification No.)
950 Winter Street, Waltham, MA (Address of Principal Executive Offices)	02451 (zip code)

Registrant's Telephone Number, Including Area Code: (781) 890-0177

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price of such stock as of March 15, 2002, was approximately $60,520,500

As of March 15, 2002, 12,821,946 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2002 Special Meeting in lieu of the Annual Meeting of Stockholders (to be filed with the Securities and Exchange Commission on or before April 30, 2002) is incorporated by reference in Part III hereof.

Table of Contents

PART I

ITEM 1. BUSINESS

General

MicroFinancial Incorporated ("MicroFinancial" or the "Company") was formed as a Massachusetts corporation on January 27, 1987. The Company, which operates primarily through its wholly-owned subsidiary Leasecomm Corporation, is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services in amounts generally ranging from $400 to $3,000, with an average amount financed of approximately $1,100 and an average lease term of 43 months. Leasecomm Corporation started originating leases in January 1986. The Company has used proprietary software in developing a sophisticated, risk-adjusted pricing model and in automating its credit approval and collection systems, including a fully-automated, Internet-based application, credit scoring and approval process.

The Company provides financing to lessees which may have few other sources of credit. The Company primarily leases and rents low-priced commercial equipment which is used by these lessees in their daily operations. The Company does not market its services directly to lessees, but sources leasing transactions through a nationwide network of over 1,100 independent sales organizations and other dealer-based origination networks ("Dealers").

The majority of the Company's leases are currently for authorization systems for point-of-sale, card-based payments by, for example, debit, credit and charge cards ("POS authorization systems"). POS authorization systems require the use of a POS terminal capable of reading a cardholder's account information from the card's magnetic strip and combining this information with the amount of the sale entered via a POS terminal keypad, or POS software used on a personal computer to process a sale. The terminal electronically transmits this information over a communications network to a computer data center and then displays the returned authorization or verification response on the POS terminal.

The Company continues to develop other product lines, including leasing other commercial products and acquiring payment streams from service contracts.

Leasing, Servicing and Financing Programs

The Company originates leases for products that typically have limited distribution channels and high selling costs. The Company facilitates sales of such products by making them available to Dealers' customers for a small monthly lease payment rather than a high initial purchase price. The Company primarily leases and rents low-priced commercial equipment to small merchants. The majority of the Company's leases are currently for POS authorization systems; however, the Company also leases a wide variety of other equipment including advertising and display equipment, coffee machines, paging systems, water coolers and restaurant equipment. In addition, the Company also acquires service contracts and contracts in certain other financing markets. The Company opportunistically seeks to enter various other financing markets.

The Company's residential financings include acquiring service contracts from Dealers that provide security monitoring services, primarily.

The Company originates and services leases, contracts and loans in all 50 states of the United States and its territories. As of December 31, 2000 and 2001, leases in California, Florida, Texas, Massachusetts and New York accounted for approximately 44% and 42% of the Company's portfolio, respectively. Only California accounted for more than 10% of the total portfolio as of December 31, 2000 and 2001 at approximately 15% as of December 31, 2000 and 14% as of December 31, 2001. None of the remaining states accounted for more than 4% of such total.

Terms of Equipment Leases

Substantially all equipment leases originated or acquired by the Company are non-cancelable. In a typical lease transaction, the Company originates leases referred to it by the Dealer and buys the underlying equipment from the referring Dealer upon the funding of an approved application. Leases are structured with limited recourse to the Dealer, with risk of loss in the event of default by the lessee residing with the Company in most cases. The Company performs all processing, billing and collection functions under its leases.

During the term of a typical lease, the Company is scheduled to receive payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit. Throughout the term of the lease, the Company charges late fees, prepayment penalties, loss and damage waiver fees and other service fees, when applicable. Initial terms of the leases in the Company's portfolio generally range from 12 to 48 months, with an average initial term of 43 months as of December 31, 2001.

The terms and conditions of all of the Company's leases are substantially similar. In most cases, the contracts require lessees to: (i) maintain, service and operate the equipment in accordance with the manufacturer's and government-mandated procedures; (ii) insure the equipment against property and casualty loss; (iii) pay all taxes associated with the equipment; and (iv) make all scheduled contract payments regardless of the performance of the equipment. The Company's standard lease forms provide that in the event of a default by the lessee, the Company can require payment of liquidated damages and can seize and remove the equipment for subsequent sale, refinancing or other disposal at its discretion. Any additions, modifications or upgrades to the equipment, regardless of the source of payment, are automatically incorporated into, and deemed a part of, the equipment financed.

The Company seeks to protect itself from credit exposure relating to poor-quality Dealers by entering into limited recourse agreements with its Dealers, under which the Dealer agrees to reimburse the Company for payment of defaulted amounts under certain circumstances, primarily defaults within the first month following origination, and upon evidence of Dealer errors or misrepresentations in originating a lease or contract.

Residual Interests in Underlying Equipment

The Company typically owns a residual interest in the equipment covered by a lease. At the end of the lease term, the lease typically converts into a month-to-month rental contract. If the lease does not convert, the lessee either buys the equipment at a price quoted by the Company or returns the equipment. If the equipment is returned, the Company may either sell the equipment, or place it into its used equipment rental or leasing program.

Service Contracts

In a typical transaction for the acquisition of service contracts, a homeowner will purchase a security system and simultaneously sign a contract with the Dealer for the monitoring of that system for a monthly fee. The Dealer will then sell the right to payment under that contract to the Company for a multiple of the monthly payments. The Company performs all processing, billing and collection functions under these contracts.

Dealers

The Company provides financing to obligors under microticket leases, contracts and loans through its Dealers. The Company had over 1,100 different Dealers originating 79,840 Company leases, contracts and loans in 2001. One dealer accounted for approximately 14.7%, 10.6%, and 4.5% of all originations during the years ended December 31, 1999, 2000, and 2001, respectively. Another dealer accounted for approximately 10.1%, 3.8%, and 2.4% of all originations during the years ended December 31, 1999, 2000, and 2001, respectively. No other dealer accounted for more than 10% of the Company's origination volume during the years ended December 31, 1999, 2000, or 2001.

The Company does not sign exclusive agreements with its Dealers. Dealers interact with merchants directly and typically market not only POS authorization systems, but also financing through the Company and ancillary POS processing services.

Use of Technology

The Company's business is operationally intensive, due in part to the small average amount financed. Accordingly, technology and automated processes are critical in keeping servicing costs to a minimum while providing quality customer service.

The Company has developed LeasecommDirect™, an Internet-based application processing, credit approval and Dealer information tool. Using LeasecommDirect™, a Dealer can input an application directly to the Company via the Internet and obtain almost instantaneous approval automatically over the Internet through the Company's computer system, all without any contact with any employee of the Company. The Company also offers Instalease®, a program that allows a Dealer to submit applications by telephone, telecopy or e-mail to a Company representative, receive approval, and complete a sale from a lessee's location. By assisting the Dealers in providing timely, convenient and competitive financing for their equipment or service contracts and offering Dealers a variety of value-added services, the Company simultaneously promotes equipment and service contract sales and the utilization of the Company as the finance provider, thus differentiating the Company from its competitors.

The Company has used its proprietary software to develop a multidimensional credit-scoring model which generates pricing of its leases, contracts and loans commensurate with the risk assumed. This software does not produce a binary "yes or no" decision, but rather, determines the price at which the lease, contract or loan can be profitably underwritten. The Company uses credit scoring in most, but not all, of its extension of credit.

Underwriting

The nature of the Company's business requires two levels of review: the first focused on the ultimate end-user of the equipment or service and the second focused on the Dealer. The approval process begins with the submission by telephone, facsimile or electronic transmission of a credit application by the Dealer. Upon submission, the Company, either manually or through LeasecommDirect™ over the Internet, conducts its own independent credit investigation of the lessee through its own proprietary database and recognized commercial credit reporting agencies such as Dun & Bradstreet, Experian, Equifax and TransUnion. The Company's software evaluates this information on a two-dimensional scale, examining both credit depth (how much information exists on an applicant) and credit quality (past payment history). The Company is thus able to analyze both the quality and amount of credit history available with respect to both obligors and Dealers and to assess the credit risk. The Company uses this information to underwrite a broad range of credit risks and provide financing in situations when its competitors may be unwilling to provide such financing. The credit-scoring model is complex and automatically adjusts for different transactions. In situations where the amount financed is over $6,000, the Company may go beyond its own data base and recognized commercial credit reporting agencies to obtain information from less readily available sources such as banks. In certain instances, the Company will require the lessee to provide verification of employment and salary.

The second aspect of the credit decision involves an assessment of the originating Dealer. Dealers undergo both an initial screening process and ongoing evaluation, including an examination of Dealer portfolio credit quality and performance, lessee complaints, cases of fraud or misrepresentation, aging studies, number of applications and conversion rates for applications. This ongoing assessment enables the Company to manage its Dealer relationships, including ending relationships with poorly performing Dealers.

Upon credit approval, the Company requires receipt of signed lease documentation on the Company's, standard or other pre-approved, lease form before funding. Once the equipment is shipped and installed, the Dealer invoices the Company, and thereafter, the Company verifies that the lessee has received and accepted the equipment. Upon the lessee authorizing payment to the Dealer, the lease is forwarded to the Company's funding and documentation department for funding, transaction accounting, and billing procedures.

Bulk and Portfolio Acquisitions

In addition to originating leases through its Dealer relationships, the Company, from time to time, has purchased lease portfolios from Dealers. The Company purchases leases from Dealers on an ongoing basis in packages ranging from $20,000 to $200,000. While certain of these leases initially do not meet the Company's underwriting standards, the Company often will purchase the leases once the lessee demonstrates a payment history. The Company will only acquire these smaller lease portfolios in situations where the company selling the portfolio will continue to act as a Dealer following the acquisition. The Company has also completed the acquisition of six large POS authorization system lease and rental portfolios: two in 1996, one in 1998, one in 1999, one in 2000 and the acquisition of the rental and lease portfolio of Resource Leasing in 2001. The acquisition, completed in September of 1999, consisted of 2,148 leases with fundings of $3.2 million. The acquisition, completed in April of 2000, consisted of 7,085 rental contracts and 1,996 lease contracts, together totaling fundings of $5.5 million. On January 3, 2001, the Company acquired the rental and lease portfolio of Resource Leasing Corporation ("Resource") along with certain other assets. The acquisition consisted of 7,862 rental contracts and 326 lease contracts.

Servicing and Collections

The Company performs all servicing functions on its leases, contracts and loans, including its securitized leases, through its automated servicing and collection system. Servicing responsibilities generally include billing, processing payments, remitting payments to Dealers and investors in the Company's securitization programs (the "Securitizations"), preparing investor reports, paying taxes and insurance and performing collection and liquidation functions.

The Company differentiates itself from its competitors in the way in which it pursues delinquent accounts that it believes its competitors would not pursue due to the costs of collection. The Company's automated lease administration system handles application tracking, invoicing, payment processing, automated collection queuing, portfolio evaluation and report writing. The system is linked with bank accounts for payment processing and provides for direct withdrawal of lease, contract and loan payments. The Company monitors delinquent accounts using its automated collection process. The Company uses several computerized processes in its collection efforts, including the generation of daily priority call lists and scrolling for daily delinquent account servicing, generation and mailing of delinquency letters, routing of incoming calls to appropriate employees with instant computerized access to account details, generation of delinquent account lists eligible for litigation, generation of pleadings, and litigation monitoring. Collection efforts commence immediately with repeated reminder letters and telephone calls upon payments becoming 10 days past due, and generally with a lawsuit filed if an account is more than 85 days past due. The Company's collection efforts include one or more of the following: sending collection letters, making collection calls, reporting delinquent accounts to credit reporting agencies, and litigating delinquent accounts when necessary and obtaining and enforcing judgments.

Competition

The microticket leasing and financing industry is highly competitive. The Company competes for customers with a number of national, regional and local banks and finance companies. The Company's competitors also include equipment manufacturers that lease or finance the sale of their own products. While the market for microticket financing has traditionally been fragmented, the Company could also be faced with competition from small- or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the microticket financing market. The Company's competitors include larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than the Company, including a lower cost of funds and access to capital markets and to other funding sources which may be unavailable to the Company.

Employees

As of December 31, 2001, the Company had 380 full-time employees, of whom 67 were engaged in the credit activities and Dealer service, 170 were engaged in servicing and collection activities, 20 were engaged in marketing activities, and 123 were engaged in general administrative activities. Management believes that its relationship with its employees is good. No employees of the Company are members of a collective bargaining unit in connection with their employment by the Company.

Executive Officers of the Registrant

Name	Age	Position
Peter R. Bleyleben	48	Chairman and Chief Executive Officer
Richard F. Latour	48	President, Chief Operating Officer, Chief Financial Officer, Treasurer, Clerk and Secretary
Mark S. Belinsky	40	Vice President, Marketing and Sales
John Plumlee	50	Vice President, MIS
Carol A. Salvo	35	Vice President, Legal

Set forth below is a brief description of the business experience of the executive officers of the Company.

Peter R. Bleyleben has served as President, Chief Executive Officer and Director of the Company or its predecessor since June 1987. Before joining the Company, Dr. Bleyleben was Vice President and Director of the Boston Consulting Group, Inc. ("BCG") in Boston. During his more than eight years with BCG, Dr. Bleyleben focused his professional strategic consulting practice on the financial services and telecommunications industries. Dr. Bleyleben is also a Director of UpToDate in Medicine, Inc. and serves on the advisory board at GoldK. He earned an M.B.A. with distinction and honors from Harvard Business School, an M.B.A. and a Ph.D. in Business Administration and Economics, respectively, from the Vienna Business School in Vienna, Austria, and a B.S. in Computer Science from the Vienna Institute of Technology.

Richard F. Latour has served as Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer, Clerk and Secretary of the Company since 1995. From 1986 to 1995, Mr. Latour was Vice President of Finance and Chief Financial Officer of the Company. Prior to joining the Company, Mr. Latour was Vice President, Finance for TRAK, Incorporated, an international manufacturer and distributor of consumer products, where he was responsible for all financial and related administrative functions.

Mark S. Belinsky has served as Vice President, Sales and Marketing of the Company since June 2001. Prior to joining the Company, Mr. Belinsky was the Vice President of Marketing and Business Development for Iwant.com, an Internet-based Application Service Provider, which owns a patent for Online advertising technology, used by the Internet's top websites.

John Plumlee has served as Vice President, MIS of the Company since 1990. Prior to joining the Company, Mr. Plumlee was Vice President of M.M.C., Inc., a firm focusing on the delivery of software services to local governments.

Carol A. Salvo has served as Vice President, Legal of the Company since 1996. From 1992 to 1995, Ms. Salvo served as Litigation Supervisor of the Company. From 1995 to 1996, Ms. Salvo served as Director of Legal Collection Services of the Company. Prior to joining the Company, Ms. Salvo was a junior accountant with InfoPlus Inc.

Availability of Information

The Company will provide without charge to each of its stockholders upon the written request of such person, a copy of the Company's Annual Report on Form 10K for its fiscal year ended December 31, 2001, including the financial statements and the financial statement schedules, required to be filed with the Securities and Exchange Commission. Requests for such document should be directed to Richard F. Latour, Clerk of MicroFinancial Incorporated, at 950 Winter Street, Waltham, Massachusetts 02451.

ITEM 2. PROPERTIES

The Company's corporate headquarters are located in leased space of 21,656 square feet at 950 Winter Street, Waltham, Massachusetts 02451. The lease for this space expires on July 31, 2004. The Company also leases 5,133 square feet of office space for its West Coast office in Newark, California, under a lease which expires on May 1, 2005. The Company also leases 44,659 square feet of office space in Woburn, Massachusetts, under a lease which expires on December 14, 2003. The Company's collection, credit, marketing, computer operations, and other administrative functions are located at the Woburn location.

On January 3, 2001, the Company acquired certain assets and assumed certain liabilities of Resource including the assumption of Resource's lease on 15,399 square feet of office space in Herndon, Virginia which expires on May 31, 2005.

ITEM 3. LEGAL PROCEEDINGS

Management believes, after consultation with counsel, that the allegations against the Company included in the lawsuits described below are subject to substantial legal defenses, and the Company is vigorously defending each of the allegations. The Company also is subject to claims and suits arising in the ordinary course of business. At this time, it is not possible to estimate the ultimate loss or gain, if any, related to these lawsuits, nor if any such loss will have a material adverse effect on the Company's results of operations or financial position.

A. The Company filed an action in the United States District Court for the District of Massachusetts against Sentinel Insurance Company, Ltd., ("Sentinel"), Premier Holidays International, Inc., ("Premier") and Daniel DelPiano ("DelPiano") arising from Premier's October, 1999, default on its repayment obligations to the Company under a Twelve Million Dollar ($12,000,000) loan. Judgment has been entered in this case against Sentinel, which had issued a business performance insurance policy guaranteeing repayment of the loan, in the amount of Fourteen Million Dollars ($14,000,000). This judgment has not been satisfied. Sentinel is currently undergoing liquidation proceedings, and a claim in this amount has been filed with the bankruptcy court. As part of the Massachusetts litigation, Premier has asserted a counterclaim against the Company for Seven Hundred Sixty Nine Million Three Hundred Fifty Thousand dollars ($769,350,000) in actual and consequential damages, and for Five Hundred Million Dollars ($500,000,000) in punitive damages, plus interest, cost and attorney's fees. The counterclaim is based upon an alleged representation by the Company that it would lend Premier an additional Forty-Five Million Dollars ($45,000,000), when all documents evidencing the Premier loan refer only to the Twelve Million ($12,000,000) amount actually loaned and not repaid. The Company denies any liability on the counterclaim, which the Company is vigorously contesting. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse effect.

B. On January 29, 2002, Leasecomm was served with an Amended Complaint ("Complaint") in an action entitled People v. Roma Computer Solutions, Inc., et al., Ventura County (California) Superior Court Case No. CIV207490. The Complaint asserts two claims, one for violation of the California Business Professions Code Section 17500 (false advertising), and the other for violation of the California Business and Professions Code Section 17200 (unfair or unlawful acts or practices). The claims arise from the marketing and selling activities of other defendants, including Roma Computer Solutions, Inc., and/or Maro Securities, Inc. The Complaint seeks to have Leasecomm held liable for the acts of other defendants, alleging that Leasecomm directly participated in those acts and received proceeds and the assignment of lease contracts as a result of those acts. The Complaint requests injunctive relief, rescission, restitution, and a civil penalty. No answer or motion has been filed. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

C. On May 8, 2000, Plaintiff Efraim Bason brought an action in the Supreme Court of the State of New York, County of Nassau, seeking compensatory damages in the amount of $450,000 and punitive damages under various legal theories for Leasecomm's refusal to promptly release him from an equipment lease to which he claims his name was forged (the "Bason Complaint"). The Bason Complaint alleges that Leasecomm's failure to promptly release him from the lease, and subsequent negative reports to credit agencies, ruined his credit and prevented him from securing certain financing that he allegedly needed to purchase merchandise which he claims he could have then re-sold at a $450,000 profit. The Company has filed a motion for summary judgment, which Bason has opposed. The Court has not yet ruled on the motion. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse effect.

D. On January 29, 2002, Leasecomm was served with an Amended Complaint ("Complaint") in an action entitled Rae Lynn Copitka v. Leasecomm Corp., et al., Travis County (Texas) District Court Case No. GN-102292. The Complaint asserts that the original action, filed mid-2001 by a single plaintiff should proceed as a class action. In the original action, Ms Copitka sought to rescind her finance lease with Leasecomm and to recover economic damages arising from prior payments under the lease. Ms Copitka alleges that her proposed class includes all persons in Texas who have executed Leasecomm finance leases for "virtual terminal" type credit card software during the years 1998, 1999, 2000, and 2001. Leasecomm intends to vigorously contest both the class certification and the substantive merits of the lawsuit. No answer or motion has been filed. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

E. On April 3, 2000, a purported class action suit was filed in Superior Court of the State of California, County of San Mateo against Leasecomm and MicroFinancial as well as a number of other defendants with whom Leasecomm and MicroFinancial are alleged to have done business, directly or indirectly. The complaint seeks certification of a subclass of those class members who entered into any lease agreement contracts with Leasecomm for the purposes of financing the goods or services allegedly purchased from other defendant entities. The class action complaint alleges multiple causes of action, including: fraud and deceit; negligent misrepresentation; unfair competition; false advertising; unjust enrichment; fraud in the inducement and the inception of contract; lack of consideration for contact; and breach of the contractual covenant of good faith and fair dealing.

On February 1, 2002, the parties entered into stipulation of settlement to the class action litigation. The stipulation of settlement will be effective only if and when it is approved by the San Mateo Superior Court as fair and reasonable to the members of the plaintiff class and as a good faith settlement pursuant to Section 877.6 of the California Code of Civil Procedure. It is unclear at this point how long this process will take.

F. On October 29,2001, a purported class action suit was filed in Superior Court of the State of California, County of Orange against Leasecomm and MicroFinancial and another entity known as Prospecting Services of America, Inc. ("PSOA"). The plaintiffs purport to represent a class of customers who were allegedly solicited by PSOA to enter into leases with Leasecomm for the lease of a "virtual link point gateway" and "I-phone." Plaintiffs alleged that PSOA made numerous misrepresentations and omissions during the course of solicitation for which Leasecomm and MicroFinancial Incorporated should be responsible. On January 25, 2002, the trial court granted the motion of Leasecomm and MicroFinancial to stay the claims against them, on the grounds that the forum selection clause contained in the lease agreements required plaintiffs to litigate any claims against those entities in Massachusetts. In the event that this matter cannot be resolved, Leasecomm and MicroFinancial intend to vigorously defend the action. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

G. On January 25, 2002, a purported class action suit was filed in Superior Court of the State of California, County of Los Angeles against Leasecomm. The complaint alleges that, two individuals were acting as agents of Leasecomm, and that they solicited plaintiff to enter into a lease agreement with Leasecomm. The complaint seeks declaratory and injunctive relief against all defendants based upon alleged violations of California law. The plaintiff purports to represent two subclasses comprised of: business entities who entered into commercial lease agreements with Leasecomm, all California residents who entered into lease agreements with Leasecomm for consumer goods. Leasecomm intends to vigorously defend the action. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

Leasecomm has been served with Civil Investigative Demands by the Offices of the Attorney General for the states of Kansas, Illinois, and Florida, and for the Commonwealth of Massachusetts. Those Offices of the Attorney General, in conjunction with the Northwest Region Office of the Federal Trade Commission and the Offices of the Attorney General for Texas and North Dakota, have informed

Leasecomm that they are coordinating their investigations jointly. The investigations raise a number of issues concerning Leasecomm's vendors and Leasecomm's leases, covering without limitation, enforceability, noncancellability, unconscionability, forum selection, rights of rescission, lease termination provisions, electronic funds transfer, software license leases, leases of satellites and computers, billing and collection practices, and business opportunity seminars.

Since the investigations are at an early stage, and no legal action has been commenced against Leasecomm, there can be no assurance as to the eventual outcome.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the security holders of the Company during the fourth quarter of its fiscal year ended December 31, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Company's common stock, par value $0.01 per share (the "Common Stock"), is listed on the New York Stock Exchange under the symbol "MFI."

By quarter

	2000				2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Stock Price								
High	12.38	10.75	10.13	11.75	14.00	17.00	16.75	14.00
Low	8.50	9.38	8.25	8.75	10.50	11.00	12.40	9.48

(b) Holders

At March 15, 2002, there were approximately 33 stockholders of record of the Common Stock.

(c) Dividends

The Company paid the following quarterly cash dividends on the Common Stock.

	Year ended December 31, 2000	Year ended December 31, 2001
First Quarter	$0.040	$0.045
Second Quarter	$0.045	$0.050
Third Quarter	$0.045	$0.050
Fourth Quarter	$0.045	$0.050

The Company currently intends to pay dividends in the future. Provisions in certain of the Company's credit facilities and agreements governing its subordinated debt contain, and the terms of any indebtedness issued by the Company in the future are likely to contain, certain restrictions on the payment of dividends on the Common Stock. The decision as to the amount and timing of future dividends paid by the Company, if any, will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under the Company's credit facilities or subordinated debt agreements, as well as other factors the Board of Directors may deem relevant, and there can be no assurance as to the amount and timing of payment of future dividends.

(d) Recent Sales of Unregistered Securities

Not applicable

(e) Use of Proceeds from Registered Securities

Not applicable

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and operating data for the Company and its subsidiaries for the periods and at the dates indicated. The selected financial data were derived from the financial statements and accounting records of the Company. The data presented below should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

	Years Ended December 31,				
	1997	1998	1999	2000	2001
Income Statement Data:	(Dollars in thousands, except per share data)				
Revenues					
Income on financing leases and loans	$45,634	$47,341	$55,545	$69,847	$70,932
Income on service contracts (1)	501	2,565	6,349	8,687	8,665
Rental income	10,809	16,118	21,582	27,638	37,664
Other income (2)	16,506	18,248	24,802	33,305	36,830
Total revenues	73,450	84,272	108,278	139,477	154,091
Expenses:					
Selling, general and administrative	22,126	27,434	33,827	38,371	44,899
Provision for credit losses	21,713 (3)	19,075	37,836 (3)	38,912	54,092
Depreciation and amortization	3,787	5,076	7,597	10,227	14,378
Interest	12,286	12,553	10,781	15,858	14,301
Total expenses	59,912	64,138	90,041	103,368	127,670
Income before provision for income taxes	$13,538	$20,134	$18,237	$36,109	$26,421
Net income	$ 7,652	$11,924	$10,728	$20,860	$16,317
Net income per common share					
Basic (4)	$0.78	$1.21	$0.84	$1.64	$1.28
Diluted (5)	0.76	1.19	0.83	1.63	1.26
Dividends per common share	0.12	0.14	0.16	0.18	0.20

	December 31,				
	1997	1998	1999	2000	2001
Balance Sheet Data:	(Dollars in thousands)				
Gross investment in leases and loans (6)	$258,230	$280,875	$362,721	$452,885	$438,723
Unearned income	(73,060)	(74,520)	(100,815)	(132,687)	(104,538)
Allowance for credit losses	(26,319)	(24,850)	(41,719)	(40,924)	(45,026)
Investment in service contracts (1)	2,145	8,920	14,250	12,553	14,126
Total assets	179,701	210,254	265,856	342,602	361,728
Notes payable	116,830	130,421	144,871	201,991	203,053
Subordinated notes payable	26,382	24,421	9,238	4,785	3,262
Total liabilities	160,935	180,771	187,018	246,579	251,172
Total stockholders' equity	18,766	29,483	78,838	96,023	110,556

Other Data:	1997	1998	1999	2000	2001
	December 31,				
	(Dollars in thousands, except statistical data)				
Operating Data:					
Total leases and loans originated (7)	$129,064	$153,819	$223,446	$236,763	$155,308
Total service contracts acquired (8)	2,972	8,080	9,105	4,138	6,658
Total rental contracts originated	2,893	4,306	220	5,686	12,379
Dealer fundings (9)	77,590	105,200	137,300	145,400	111,100
Average yield on leases and loans (10)	33.9%	35.2%	36.8%	38.0%	38.1%
Cash Flows From (used in):					
Operating activities	77,393	95,973	114,723	116,360	122,280
Investing activities	(80,127)	(108,111)	(147,587)	(157,947)	(116,860)
Financing activities	(1,789)	9,703	37,109	48,482	(2,732)
Total	(4,523)	(2,435)	4,245	6,895	2,688
Selected Ratios:					
Return on average assets	4.37%	6.12%	4.51%	6.86%	4.63%
Return on average stockholders' equity	49.46	49.43	19.81	23.86	15.80
Operating margin (11)	47.99	46.53	51.79	53.79	52.25
Credit Quality Statistics:					
Net charge-offs	$19,220 (12)	$20,544	$20,967	$36,824	$49,991
Net charge-offs as a percentage of average gross investment (13)	7.57% (12)	7.47%	6.29%	8.74%	10.89%
Provision for credit losses as a percentage of average gross investment (14)	8.55	6.93	11.35	9.24	11.78
Allowance for credit losses as a percentage of gross investment (15)	10.14	8.58	11.07	8.79	9.94

---

(1) The Company began acquiring fixed-term service contracts in 1995. Until December 1996, the Company treated these fixed-term contracts as leases for accounting purposes. Accordingly, income from these service contracts is included in income on financing leases and loans for all periods prior to December 1996 and investments in service contracts were recorded as receivables due in installments on the balance sheet at December 31, 1996. Beginning in December 1996, the Company began acquiring month-to-month service contracts, the income from which is included as a separate category in the Consolidated Statements of Operations and the investment in which is recorded separately on the balance sheet.

(2) Includes loss and damage waiver fees, service fees, interest income, and equipment sales revenue.

(3) The provision for 1997 includes a one-time write-off of securitized receivables of $9.5 million and $5.1 million in write-offs of satellite television equipment receivables. The provision for 1999 includes a special provision of $12.7 million for a loan made to one company, collateralized by approximately 3,500 microticket consumer contracts, and guaranteed by, among other security, an insurance performance bond. MicroFinancial is currently involved in litigation with the Company and the insurance company. Charge-offs against the special reserve were $6.4 and $7.1 million for the years ended December 31, 2000 and 2001, respectively.

(4) Net income per common share (basic) is calculated based on weighted-average common shares outstanding of 9,793,140, 9,859,127, 12,795,809, 12,728,441and 12,789,605 for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively.

(5) Net income per common share (diluted) is calculated based on weighted-average common shares outstanding on a diluted basis of 9,925,329, 10,031,975, 12,904,231, 12,807,814, and 12,945,243 for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively.

(6) Consists of receivables due in installments, estimated residual value, and loans receivable.

(7) Represents the amount paid to Dealers upon funding of leases and loans, plus the associated unearned income.

(8) Represents the amount paid to Dealers upon the acquisition of service contracts, including both noncancelable service contracts and month-to-month service contracts.

(9) Represents the amount paid to Dealers upon funding of leases, contracts and loans.

(10) Represents the aggregate of the implied interest rate on each lease and loan originated during the period weighted by the amount funded at origination for each such lease and loan.

(11) Represents income before provision for income taxes and provision for credit losses as a percentage of total revenues.

(12) Charge-offs in 1997 were higher due to write-offs related to satellite television equipment lease receivables and due to a change in the write-off period from 360 to 240 days in the third quarter of 1996. The write-off period was changed back to 360 days in January 1998.

(13) Represents net charge-offs as a percentage of average gross investment in leases and loans and investment in service contracts.

(14) Represents provision for credit losses as a percentage of average gross investment in leases and loans and investment in service contracts.

(15) Represents allowance for credit losses as a percentage of gross investment in leases and loans and investment in service contracts.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When used in this discussion, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: the Company's dependence on POS authorization systems and expansion into new markets; the Company's significant capital requirements; the risks of defaults on the Company's leases; adverse consequences associated with the Company's collection policy; risks associated with economic downturns; the effect on the Company's portfolio of higher interest rates; intense competition; increased governmental regulation of the rates and methods used by the Company in financing and collecting its leases and loans; risks associated with acquiring other portfolios and companies; dependence on key personnel; and other factors, many of which are beyond the Company's control. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire.

Overview

The Company is a specialized commercial finance company that provides "microticket" equipment leasing and other financing services in amounts generally ranging from $400 to $3,000, with an average amount financed of approximately $1,100. The Company primarily leases POS authorization systems and other small business equipment to small commercial enterprises. For the years ended December 31, 2000 and 2001, the Company had fundings to Dealers upon origination of leases, contracts and loans ("Dealer Fundings") of $145.4 million and $111.1 million, respectively, and revenues of $139.5 million and $154.0 million, respectively.

The Company derives the majority of its revenues from leases originated and held by the Company, payments on service contracts, rental payments, and fee income. The Company funds the majority of leases, contracts and loans through its revolving-credit and term loan facilities (the "Credit Facilities") and on-balance sheet securitizations, and to a lesser extent, its subordinated debt program ("Subordinated Debt") and internally generated funds.

In a typical lease transaction, the Company originates leases through its network of independent Dealers. Upon approval of a lease application by the Company and verification that the lessee has both received the equipment and signed the lease, the Company pays the Dealer the cost of the equipment, plus the Dealer's profit margin. In a typical transaction for the acquisition of service contracts, a homeowner purchases a security system and simultaneously signs a contract with the Dealer for the monitoring of that system for a monthly fee. Upon credit approval of the monitoring application and verification with the homeowner that the system is installed, the Company purchases from the Dealer the right to the payment stream under that monitoring contract at a negotiated multiple of the monthly payments.

Substantially all leases originated or acquired by the Company are noncancelable. During the term of the lease, the Company is scheduled to receive payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit. The Company enhances the profitability of its leases, contracts and loans by charging late fees, prepayment penalties, loss and damage waiver fees and other service fees, when applicable. The initial noncancelable term of the lease is equal to or less than the equipment's estimated economic life and often provides the Company with additional revenues based on the residual value of the equipment financed at the end of the initial term of the lease. Initial terms of the leases in the Company's portfolio generally range from 12 to 48 months, with an average initial term of 43 months as of December 31, 2001. Substantially all service and rental contracts are month-to-month contracts with expected terms of 7 years for service contracts, 15 months for lessees that continue to rent their equipment beyond the original term, and 22 months for other types of rental contracts.

Critical Accounting Policies

In response to the SEC's release No. 33-8040, "Cautionary Advice regarding Disclosure About Critical Accounting Policies," Management identified the most critical accounting principles upon which our financial status depends. The Company determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to revenue recognition and maintaining the allowance for credit losses. These accounting policies are discussed below as well as within the notes to the consolidated financial statements.

The Company's lease contracts are accounted for as financing leases. At origination, the Company records the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method. Amortization of unearned lease income and initial direct costs is suspended if, in the opinion of management, full payment of the contractual amount due under the lease agreement is doubtful. In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. Other revenues such as loss and damage waiver fees, service fees relating to the leases, contracts and loans, and rental revenues are recognized as they are earned.

The Company's investments in cancelable service contracts are recorded at cost and amortized over the expected life of the service period. Income on service contracts from monthly billings is recognized as the related services are provided. The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the investment in service contracts. Rental equipment is either recorded at estimated residual value and depreciated using the straight-line method over a period of 12 months or at the acquisition cost and depreciated using the straight line method over a period of 36 months. Loans are reported at their outstanding principal balance. Interest income on loans is recognized as it is earned.

The Company maintains an allowance for credit losses on its investment in leases, service contracts, rental contracts and loans at an amount that it believes is sufficient to provide adequate protection against losses in its portfolio. The allowance is determined principally on the basis of the historical loss experience of the Company and the level of recourse provided by such lease, service contract, rental contract or loan, if any, and reflects management's judgment of additional loss potential considering current economic conditions and the nature and characteristics of the underlying lease portfolio. The Company determines the necessary periodic provision for credit losses taking into account actual and expected losses in the portfolio as a whole and the relationship of the allowance to the net investment in leases, service contracts, rental contracts and loans. Such provisions generally represent a percentage of funded amounts of leases, contracts and loans. The resulting charge is included in the provision for credit losses.

Leases, service contracts, rental contracts and loans are charged against the allowance for credit losses and are put on non-accrual when they are deemed to be uncollectable. Generally, the Company deems leases, service contracts, rental contracts and loans to be uncollectable when one of the following occurs: (i) the obligor files for bankruptcy; (ii) the obligor dies, and the equipment is returned; or (iii) when an account has become 360 days delinquent. The typical monthly payment under the Company's leases is between $30 and $50 per month. As a result of these small monthly payments, the Company's experience is that lessees will pay past due amounts later in the process because of the small amount necessary to bring an account current (at 360 days past due, a lessee will only owe lease payments of between $360 and $600).

The Company has developed and regularly updates proprietary credit scoring systems designed to improve its risk-based pricing. The Company uses credit scoring in most, but not all, of its extensions of credit. In addition, the Company aggressively employs collection procedures and a legal process to resolve any credit problems.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001 were $154.1 million, an increase of $14.6 million, or 10.5%, from the year ended December 31, 2000, due primarily to increases of $1.1 million, or 1.6%, in income on financing leases and loans; $10.0 million, or 27.5%, in rental and service contract income, and $3.2 million, or 11.8%, in service fee and other income over such amounts in the previous year's period. The increase in income on financing leases and loans was due to the increased number of leases originated. The increase in rental and service contract income is a result of the increased number of lessees that have continued to rent their equipment beyond their original lease term, the acquisition of the rental portfolio of Resource Leasing Corporation, and increased originations in rental and service contracts. The increase in fee income and other income is the result of increased fees from the lessees related to the collection and legal process employed by the Company, and the addition of a new line of business of selling equipment out of existing inventory.

Selling, general and administrative expenses increased by $6.5 or 17%, for the year ended December 31, 2001 as compared to the year ended December 31, 2000. Compensation and personnel-related expenses increased by $3.4 million, due to an increase in overall compensation levels and an increase in the number of employees needed to maintain the Company's portfolio, including the addition of the personnel employed by Resource Leasing Corporation. Management expects that salaries and employee-related expenses, marketing expenses and other selling, general and administrative expenses will continue to increase as the portfolio grows because of the requirements of maintaining the Company's microticket portfolio and the Company's focus on collections. Also, cost of goods sold increased by $3.6 million, or 100%, due to the Company's acquisition of the assets of Resource Leasing Corporation, and the addition of a new line of business of selling equipment.

The Company's provision for credit losses increased by $15.2 million, or 39.0%, for the year ended December 31, 2001 as compared to the year ended December 31, 2000. This increase is a result of the Company's historical policy, based on experience, of providing a provision for credit losses based upon the dealer fundings and revenue recognized in any period and reflects management's judgement of loss potential considering current economic conditions and the nature of the underlying receivables.

Depreciation and amortization increased by $4.2 million, or 40.6%, due to the increased number of rental contracts, including the addition of the Resource Leasing portfolio of rental contracts, and amortization of the Company's investment in service contracts.

Interest expense decreased by $1.6 million, or 10.1%, for the year ended December 31, 2001 as compared to the year ended December 31, 2000. This decrease resulted primarily from the Company's declining cost of funds, offset by an increased level of borrowings.

Dealer Fundings were $111.1 million during the year ended December 31, 2001, an decrease of $34.3 million, or 23.6%, compared to the year ended December 31, 2000. This decrease is a result of the Company's decision during the second quarter of 2000 to increase pricing and tighten its credit approval standards. The new credit policies were put into place in August of 2000. This is an ongoing effort, and is expected to continue going forward. Receivables due in installments, estimated residual values, loans receivable, investment in service contracts, and investment in rental equipment also decreased from $477.4 million for the year ended December 31, 2000 to $470.6 million for the year ended December 31, 2001, representing an decrease of $6.8 million, or 1.4%. Net cash provided by operating activities increased by $5.9 million to $122.3 million during the year ended December 31, 2001, or 5.1%, from the year ended December 31, 2000 because of the increase in the size of the Company's overall portfolio as well as the Company's continued emphasis on collections. Unearned income decreased by $28.2 million, or 21.2%, from $132.7 million at December 31, 2000 to $104.5 million at December 31, 2001. This decrease was primarily due to the 23.6% decrease in dealer fundings during 2001.

The terrorist attacks of September 11, 2001 caused a significant loss of life and property. Fortunately, the Company has not experienced any significant losses as a direct result of the September 11 events. There can be no assurance that any potential impact associated with the September 11 events would not have a material adverse effect on the Company's business, financial condition, or results of operations.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total revenues for the year ended December 31, 2000 were $139.5 million, an increase of $30.9 million, or 28.5%, from the year ended December 31, 1999, due primarily to increases of $14.3 million, or 25.8%, in income on financing leases and loans; $8.4 million, or 30.1%, in rental and service contract income, and $8.2 million, or 32.8%, in service fee income over such amounts in the previous year's period. The increase in income on financing leases and loans was due to the increased number of leases originated. The increase in rental and service contract income is a result of the increased number of lessees that have continued to rent their equipment beyond their original lease term, a rental portfolio of 7,085 accounts purchased during the second quarter of 2000, and the increased number of service contracts originated. The increase in fee income is the result of increased fees from the lessees related to the collection and legal process employed by the Company.

Selling, general and administrative expenses increased $4.3 million, or 12.6%, for the year ended December 31, 2000 as compared to the year ended December 31, 1999. The increase was primarily attributable to an increase in personnel, resulting in a 21.1% increase in employee-related expenses, as the number of employees needed to maintain and manage the Company's growing portfolio and the general expansion of the Company's operations grew. Additionally, the Company accrued approximately $1.1 million for Company contributions to the employee 401(k) plan and discretionary management bonuses which are contingent upon the Board of Directors' approval after the close of the fiscal year. Management expects that salaries and employee-related expenses, marketing expenses and other selling, general and administrative expenses will continue to increase as the portfolio grows because of the requirements of maintaining the Company's microticket portfolio and the Company's focus on collections.

The Company's provision for credit losses increased $1.1 million from the year ended December 31, 1999 to $38.9 million for the year ended December 31, 2000. The provision for 1999 included a special provision of $12.7 million for a loan made to one company, collateralized by approximately 3,500 microticket consumer contracts and guaranteed by an insurance performance bond. The Company is currently involved in litigation with the company and the insurance company, see "Legal Proceedings." Charge-offs against the special reserve were $6.4 million for the year ended December 31, 2000. Excluding the special provision, the Company's provision for credit losses increased $13.8 million from the year ended December 31, 1999 to $38.9 million for the year ended December 31, 2000. This increase is a result of the Company's historical policy of providing a provision for credit losses based upon the dealer fundings and revenue recognized in any period and reflects management's judgement of loss potential considering economic conditions and the nature of the underlying receivables. Dealer fundings increased $8.1 million, or 5.9%, and total revenues increased by $28.8 million, or 29.2%, for the year ended December 31, 2000 as compared to the year ended December 31, 1999.

Depreciation and amortization expense increased by $2.6 million, or 34.2%, due to the increased number of rental contracts and amortization of the Company's investment in service contracts.

Interest expense increased by $5.1 million, or 47.1%, from $10.8 million for the year ended December 31, 1999 to $15.9 million for the year ended December 31, 2000. This increase resulted from an increase in the average outstanding balance of the Company's credit facilities as well as rising interest rates.

As a result of the foregoing, the Company's net income increased by $10.2 million, or 95.3%, from $10.7 million for the year ended December 31, 1999 to $20.9 million for the year ended December 31, 2000.

Dealer Fundings were $145.4 million during the year ended December 31, 2000, an increase of $8.1 million, or 5.9%, compared to the year ended December 31, 1999. This increase primarily resulted from continued growth in leases of POS authorization systems. Receivables due in installments, estimated residual values, loans receivable and investment in service contracts also increased from $377.0 million for the year ended December 31, 1999 to $465.5 million for the year ended December 31, 2000, representing an increase of $88.4 million, or 23.5%. Net cash provided by operating activities increased by $1.6 million to $116.4 million during the year ended December 31, 2000, or 1.4%, from the year ended December 31, 1999 because of the increase in the size of the Company's overall portfolio as well as the Company's continued emphasis on collections. Unearned income increased $31.9 million, or 31.6%, from $100.8 million at December 31, 1999 to $132.7 million at December 31, 2000. This increase was due to the increased number of leases originated during 2000.

Liquidity and Capital Resources

General

The Company's lease and finance business is capital-intensive and requires access to substantial short-term and long-term credit to fund new leases, contracts and loans. Since inception, the Company has funded its operations primarily through borrowings under its credit facilities, its on-balance sheet securitizations, the issuance of subordinated debt and an initial public offering completed in February of 1999. The Company will continue to require significant additional capital to maintain and expand its volume of leases, contracts and loans funded, as well as to fund any future acquisitions of leasing companies or portfolios.

The Company's uses of cash include the origination and acquisition of leases, contracts and loans, payment of interest expenses, repayment of borrowings under its credit facilities, subordinated debt and securitizations, payment of selling, general and administrative expenses, income taxes and capital expenditures.

The Company utilizes its credit facilities to fund the origination and acquisition of leases that satisfy the eligibility requirements established pursuant to each facility. On August 22, 2000, the Company entered into a new $192 million credit facility with seven banks, expiring on September 30, 2002. At December 31, 2001, the Company had approximately $104.6 million outstanding under the facility. The Company also may use its subordinated debt program as a source of funding for potential acquisitions of portfolios and leases which otherwise are not eligible for funding under the credit facilities and for potential portfolio purchases. To date, cash flows from its portfolio and other fees have been sufficient to repay amounts borrowed under the credit facilities and subordinated debt.

At December 31, 2000, the Company was in default on one of its debt covenants in its senior subordinated notes. The covenant that was in default requires that the Company maintain an allowance for credit losses in an amount not less than 100% of the delinquent billed lease receivables. The covenant default was waived as of December 31, 2000. In consideration of the waiver, the Company repaid one of the notes in full on March 2, 2001.

The Company believes that cash flows from its operations and amounts available under its credit facilities will be sufficient to fund the Company's operations for the foreseeable future.

Contractual Obligations and Commercial Commitments

The Company has entered into various agreements, such as the long-term debt agreements, capital lease agreements and operating lease agreements that require future payments be made. Long-term debt agreements include all debt outstanding under the revolving credit line, securitizations, subordinated notes, demand notes and other notes payable.

At December 31, 2001 the repayment schedules for outstanding long-term debt, minimum lease payments under noncancelable operating leases and future minimum lease payments under capital leases were as follows:

For the year ended December 31.	Long Term Debt	Operating Leases	Capital Leases	Total
2002	$ 55,583	$ 1,787	$ 468	$ 57,838
2003	37,550	1,754	267	39,571
2004	5,126	835	154	6,115
2005	-	214	44	258
Thereafter	3,416	-	-	3,416
	101,675	4,590	933	107,198
Outstanding balance of revolving credit facility	104,640	-	-	104,640
Total	$ 206,315	$ 4,590	$ 933	$211,838

Recently Issued Accounting Pronouncements

See Note B of the notes to the consolidated financial statements included herein for a discussion of the impact of recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market-Rate-Sensitive Instruments and Risk Management

The following discussion about the Company's risk management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

This analysis presents the hypothetical loss in earnings, cash flows, and fair value of the financial instruments held by the Company at December 31, 2001 that are sensitive to changes in interest rates. The Company has used interest-rate swaps to manage the primary market exposures associated with underlying liabilities and anticipated transactions. The Company used these instruments to reduce risk by creating offsetting market exposures. The instruments held by the Company are not held for trading purposes.

In the normal course of operations, the Company also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not represented in the analysis that follows.

Interest Rate Risk Management

The implicit yield to the Company on all of its leases, contracts and loans is on a fixed interest rate basis due to the leases, contracts and loans having scheduled payments that are fixed at the time of origination of the lease. When the Company originates or acquires leases, contracts, and loans it bases its pricing in part on the spread it expects to achieve between the implicit yield rate to the Company on each lease and the effective interest cost it will pay when it finances such leases, contracts and loans through its credit facility. Increases in interest rates during the term of each lease, contract or loan could narrow or eliminate the spread, or result in a negative spread. The Company has adopted a policy designed to protect itself against interest rate volatility during the term of each lease, contract or loan.

Given the relatively short average life of the Company's leases, contracts and loans, the Company's goal is to maintain a blend of fixed and variable interest rate obligations. As of December 31, 2001, the Company's outstanding fixed-rate indebtedness outstanding under the Company's securitizations and subordinated debt represented 49.1% of the Company's total outstanding indebtedness. In July 1997, the Company entered into an interest rate swap arrangement with one of its banks. This arrangement expired in July 2000.

The Company's credit facility bears interest at rates, which fluctuate with changes in the prime rate or the 90-day LIBOR. The majority of the Company's long term debt is at fixed interest rates. The Company's interest expense on its credit facility and the fair value of its fixed rate debt is sensitive to changes in market interest rates. The effect of a 10% adverse change in market interest rates, sustained for one year, on the Company's interest expense and the fair value of its fixed rate debt would be $410,000 and $714,000, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, INCLUDING SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Included in Exhibit 99 and incorporated by reference herein.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The sections, "Election of Directors," "Certain Information Regarding the MicroFinancial Board," and "Section 16(a) Beneficial Ownership Reporting Compliance," included in the Company's proxy statement for its 2002 Special Meeting in lieu of the Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2002, are hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

The sections "Compensation of Executive Officers," and "Certain Information Regarding the MicroFinancial Board," included in the Company's proxy statement for its 2002 Special Meeting in lieu of the Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2002, are hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The section "Security Ownership of Certain Beneficial Owners and Management," included in the Company's proxy statement for its 2002 Special Meeting in lieu of the Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2002, is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The section "Other Information Relating to Directors, Nominees and Executive Officers," included in the Company's proxy statement for its 2002 Special Meeting in lieu of the Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2002, is hereby incorporated by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) Financial Statements
Included in Exhibit 99 and incorporated by reference herein

(2) None

(3) Exhibits Index

Exhibit Number	Description
3.1	Restated Articles of Organization, as amended (1)
3.2	Bylaws (1)
10.1	Standard Terms and Condition of Indenture, dated as of March 21, 2000 governing the MFI Finance Corp. I 7.375% Lease-Backed Notes, Series 2000-1 (the "2000-1 Notes") and the MFI Finance Corp. I 6.939% Lease-Backed Notes, Series 2000-2 (the "2000-2 Notes") (6)
10.2	Supplement to Indenture, dated March 21, 2000, governing the 2000-1 Notes (6)
10.3	Specimen 2000-1 Note (6)
10.4	Standard Terms and Conditions of Servicing governing the 2000-1 Notes (6)
10.5	Office Lease Agreement by and between WXI/AJP Real Estate Limited Partnership and Leasecomm Corporation dated, May 3, 2000, for facilities in Newark, California (7)
10.6	Fourth Amended and Restated Revolving Credit Agreement, dated August 22, 2000, among Leasecomm Corporation, the lenders parties thereto, and Fleet National Bank as agent (8)
10.8	Office Lease Agreement by and between MicroFinancial Incorporated and Desmond Taljaard and Howard Friedman, Trustees of London and Leeds Bay Colony I Realty Trust, dated April 14, 1994, for facilities in Waltham, Massachusetts (1)
10.9**	1987 Stock Option Plan (1)
10.10**	Forms of Grant under 1987 Stock Option Plan (1)
10.12**	1998 Equity Incentive Plan (3)

10.13** Employment Agreement between the Company and Peter R. Bleyleben (3)

10.14** Employment Agreement between the Company and Richard F. Latour (3)

10.15 Amended and Restated Standard Terms and Condition of Indenture dated as of September 2001 governing the MFI Finance Corp. I, 5.5800% Lease-Backed Notes, Series 2000-3 (the "2001-3 Notes") (9)

10.16 Supplement to Indenture dated September 2001 governing the 2001-3 Notes. (9)

10.17 Specimen 2001-3 Note. (9)

10.18 Standard Terms and Conditions of Servicing governing the 2001-3 Notes. (9)

10.19 Standard Terms and Condition of Indenture dated as of September 2001 governing the MFI Finance Corp. II, LLC , 8.0000% Lease-Backed Notes, Series 2001-1 (the "2001-1 Notes") (9)

10.20 Supplement to Indenture dated September 2001 governing the 2001-1 Notes. (9)

10.21 Specimen 2001-1 Note. (9)

10.22 Standard Terms and Conditions of Servicing governing the 2001-1 Notes. (9)

10.25 Commercial Lease, dated November 3, 1998, between Cummings Properties Management, Inc. and MicroFinancial Incorporated (3)

10.26 Amendment to Lease #1, dated November 3, 1998, between Cummings Properties Management, Inc. and MicroFinancial Incorporated (3)

10.28 Employment Agreement between the Company and John Plumlee (3)

10.29 Employment Agreement between the Company and Carol Salvo (3)

10.30 Supplement to Indenture, dated December 1, 2000, governing the 2000-2 Notes (9)

10.31 Specimen, 2000-2 Notes (9)

10.33 Third Amended and Restated Revolving Credit Agreement, dated December 21, 1999, among Leasecomm Corporation, the lenders parties thereto, and BankBoston, N.A. as agent (5)

10.34 Fifth Amendment to Office Lease Agreement by and between MicroFinancial Incorporated and Leasecomm Corporation and Bay Colony Corporate Center LLC, dated June 29, 1999, for facilities in Waltham, Massachusetts (5)

21.1*	Subsidiaries of Registrant
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of PricewaterhouseCoopers LLP
99*	Consolidated Financial Statements and Notes to Consolidated Financial Statements

---

* Filed herewith.

** Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of this Report.

(1) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Registration Statement on Form S-1 (Registration Statement No. 333-56639) filed with the Securities and Exchange Commission on June 9, 1998.

(2) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (Registration Statement No. 333-56639) filed with the Securities and Exchange Commission on August 3, 1998.

(3) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (Registration Statement No. 333-56639) filed with the Securities and Exchange Commission on January 11, 1999.

(4) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Amendment No. 3 to Registration Statement on Form S-1 (Registration Statement No. 333-56639) filed with the Securities and Exchange Commission on February 4, 1999.

(5) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000.

(6) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 22, 2000.

(7) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000.

(8) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

(9) Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.

(b) One report on Form 8-K was filed on October 16, 2001 to discuss the third quarter results and a second report on Form 8-K was filed on February 13, 2002, to announce the results for the year ended December 31, 2001.

(c) See (a)(3) above.

(d) None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROFINANCIAL INCORPORATED

By: /s/ PETER R. BLEYLEBEN
Peter R. Bleyleben
Chairman of the Board of Directors, and
Chief Executive Officer

Date: March 29, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ PETER R. BLEYLEBEN Peter R. Bleyleben	Chairman of the Board of Directors and Chief Executive Officer	March 29, 2002
/s/ RICHARD F. LATOUR Richard F. Latour	President, Chief Operating Officer, Chief Financial Officer, Treasurer, Clerk, Secretary and Director	March 29, 2002
/s/ BRIAN E. BOYLE Brian E. Boyle	Director	March 29, 2002
/s/ TORRENCE C. HARDER Torrence C. Harder	Director	March 29, 2002
/s/ JEFFREY P. PARKER Jeffrey P. Parker	Director	March 29, 2002
/s/ ALAN J. ZAKON Alan J. Zakon	Director	March 29, 2002

MICROFINANCIAL INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of MicroFinancial Incorporated

We have audited the accompanying consolidated balance sheets MicroFinancial Incorporated and subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 21, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
MicroFinancial Incorporated:

In our opinion, the accompanying consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of MicroFinancial Incorporated and its subsidiaries (the "Company") for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the consolidated financial statements of MicroFinancial Incorporated for any period subsequent to December 31, 1999.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 21, 2000

MICROFINANCIAL INCORPORATED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2000	December 31, 2001
ASSETS		
Net investment in leases and loans:		
Receivables due in installments	$405,437	$399,361
Estimated residual value	35,368	37,114
Initial direct costs	9,321	7,090
Loans receivable	12,080	2,248
Less:		
Advance lease payments and deposits	(400)	(287)
Unearned income	(132,687)	(104,538)
Allowance for credit losses	(40,924)	(45,026)
Net investment in leases and loans	$288,195	$295,962
Investment in service contracts	12,553	14,126
Cash and cash equivalents	17,957	20,645
Property and equipment, net	11,505	16,034
Other assets	12,392	14,961
Total assets	$342,602	$361,728
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$201,991	$203,053
Subordinated notes payable	4,785	3,262
Capitalized lease obligations	859	833
Accounts payable	1,605	2,517
Dividends payable	573	642
Other liabilities	5,433	6,182
Income taxes payable	2,333	4,211
Deferred income taxes payable	29,000	30,472
Total liabilities	246,579	251,172
Commitments and contingencies (Note I)	-	-
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued at 12/31/00 and 12/31/01	-	-
Common stock, $.01 par value; 25,000,000 shares authorized; 13,410,646 shares issued at 12/31/00 and 12/31/01	134	134
Additional paid-in capital	47,900	47,723
Retained earnings	55,291	69,110
Treasury stock (669,700 shares of common stock at 12/31/00, 588,700 shares of common stock at 12/31/01), at cost	(7,234)	(6,343)
Notes receivable from officers and employees	(68)	(68)
Total stockholders' equity	96,023	110,556
Total liabilities and stockholders' equity	$342,602	$361,728

The accompanying notes are an integral part of the consolidated financial statements.

MICROFINANCIAL INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share data)

	For the Years Ended December 31,		
	1999	2000	2001
Revenues:			
Income on financing leases and loans	$55,545	$69,847	$70,932
Income on service contracts	6,349	8,687	8,665
Rental income	21,582	27,638	37,664
Loss and damage waiver fees	5,660	6,034	6,344
Service fees and other	19,142	27,271	30,486
Total revenues	108,278	139,477	154,091
Expenses:			
Selling general and administrative	33,827	38,371	44,899
Provision for credit losses	37,836	38,912	54,092
Depreciation and amortization	7,597	10,227	14,378
Interest	10,781	15,858	14,301
Total expenses	90,041	103,368	127,670
Income before provision for income taxes	18,237	36,109	26,421
Provision for income taxes	7,509	15,249	10,104
Net income	$10,728	$20,860	$16,317
Net income per common share - basic	$0.84	$1.64	$1.28
Net income per common share - diluted	$0.83	$1.63	$1.26
Dividends per common share	$0.155	$0.175	$0.195

The accompanying notes are an integral part of the consolidated financial statements.

MICROFINANCIAL INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 1999, 2000 and 2001
(In thousands, except share data)

	Common Stock		Additional Paid-in	Retained	Treasury Stock		Notes Receivable From	Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Officers	Equity
Balance at December 31, 1998	9,932,766	99	1,816	27,956	162,190	(138)	(250)	29,483
Initial public offering	3,400,000	34	46,082					46,116
Exercise of stock options	14,960		22					22
Common stock dividends				(2,028)				(2,028)
Treasury stock repurchased					505,600	(5,639)		(5,639)
Notes receivable from officers and employees							156	156
Net income				10,728				10,728
Balance at December 31, 1999	13,347,726	133	47,920	36,656	667,790	(5,777)	(94)	78,838
Exercise of stock options	62,920	1	118					119
Common stock dividends				(2,225)				(2,225)
Treasury stock repurchased					164,100	(1,595)		(1,595)
Treasury stock retired			(138)		(162,190)	138		-
Notes receivable from officers and employees							26	26
Net income				20,860				20,860
Balance at December 31, 2000	13,410,646	$134	$47,900	$55,291	669,700	($7,234)	($68)	$96,023
Exercise of stock options, net of tax benefit			(177)		(96,000)	1,037		860
Common stock dividends				(2,498)				(2,498)
Treasury stock repurchased					15,000	(146)		(146)
Net income				16,317				16,317
Balance at December 31, 2001	13,410,646	$134	$47,723	$69,110	588,700	($6,343)	($68)	$110,556

The accompanying notes are an integral part of the consolidated financial statements.

MICROFINANCIAL INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended December 31,		
	1999	2000	2001
Cash flows from operating activities:			
Cash received from customers	$ 157,264	$ 174,501	$ 185,939
Cash paid to suppliers and employees	(33,905)	(34,405)	(44,060)
Cash paid for income taxes	(1,339)	(9,726)	(6,767)
Interest paid	(10,740)	(15,649)	(14,186)
Interest received	3,443	1,639	1,354
Net cash provided by operating activities	114,723	116,360	122,280
Cash flows from investing activities:			
Investment in lease contracts	(116,808)	(141,076)	(92,118)
Investment in inventory	-	-	(4,198)
Investment in direct costs	(8,295)	(7,812)	(5,200)
Investment in service contracts	(9,105)	(4,138)	(6,658)
Investment in loans receivable	(11,857)	-	-
Investment in Resource Leasing Corporation	-	(2,800)	(6,900)
Investment in fixed assets	(1,319)	(2,354)	(1,722)
Issuance of notes from officers and employees	(2)	-	-
Repayment of notes from officers	158	25	-
Investment in notes receivable	(613)	(117)	(70)
Repayment of notes receivable	254	325	6
Net cash used in investing activities	(147,587)	(157,947)	(116,860)
Cash flows from financing activities:			
Proceeds from secured debt	121,680	195,917	84,750
Repayment of secured debt	(108,003)	(123,075)	(90,839)
Proceeds from refinancing of secured debt	460,381	473,118	515,897
Prepayment of secured debt	(460,381)	(488,118)	(509,555)
Proceeds from short-term demand notes payable	890	259	902
Repayment of short-term demand notes payable	(117)	(983)	(93)
Proceeds from issuance of subordinated debt	-	-	2,975
Repayment of subordinated debt	(15,247)	(4,500)	(4,500)
Proceeds from sale of common stock	46,116	-	-
Proceeds from exercise of common stock options	22	119	810
Repayment of capital leases	(733)	(494)	(505)
Purchase of treasury stock	(5,639)	(1,595)	(146)
Payment of dividends	(1,860)	(2,166)	(2,428)
Net cash provided by (used in) financing activities	37,109	48,482	(2,732)
Net increase in cash and cash equivalents	4,245	6,895	2,688
Cash and cash equivalents, beginning of period	6,817	11,062	17,957
Cash and cash equivalents, end of period	$ 11,062	$ 17,957	$ 20,645

(Continued)

The accompanying notes are an integral part of the consolidated financial statements.

MICROFINANCIAL INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Continued)

	For the Year Ended December 31,		
	1999	2000	2001
Reconciliation of net income to net cash provided by operating activitites:			
Net income	$ 10,728	$ 20,860	$ 16,317
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,597	10,227	14,378
Provision for credit losses	37,836	38,912	54,092
Recovery of equipment cost and residual value, net of revenue recognized	52,029	40,288	34,685
Increase (decrease) in current taxes	2,919	(1,211)	1,878
Increase in deferred income taxes	3,966	6,480	1,472
Changes in assets and liabilities:			
Decrease (increase) in other assets	232	(934)	(1,200)
Increase (decrease) in accounts payable	190	1,267	(129)
Increase (decrease) in accrued liabilities	(774)	471	787
Net cash provided by operating activities	$ 114,723	$ 116,360	$ 122,280
Supplemental disclosure of noncash activities:			
Property acquired under capital leases	$ 1,203	$ 109	$ 479
Accrual of common stock dividends	$ 514	$ 573	$ 642

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

(Tables in thousands, except share and per-share data)

A. Nature of Business

MicroFinancial Incorporated (the "Company"), which operates primarily through its wholly owned subsidiary Leasecomm Corporation, is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services in amounts generally ranging from $400 to $3,000, with an average amount financed of approximately $1,100 and an average lease term of 43 months. The Company does not market its services directly to lessees but sources leasing transactions through a network of independent sales organizations and other dealer-based origination networks nationwide. The Company funds its operations primarily through borrowings under its credit facilities and securitizations. In July 1998, the Company changed its name from Boyle Leasing Technologies, Inc. to MicroFinancial Incorporated.

In December 1992, May 1993, November 1994, March 2000, and September 2001 Leasecomm Corporation created wholly owned subsidiaries, BLT Finance Corporation I ("BLT I"), BLT Finance Corporation II ("BLT II") BLT Finance Corporation III ("BLT III"), MFI Finance Corporation I ("MFI I"), and MFI Finance Corp II LLC ("MFI II LLC") respectively, which are special-purpose corporations for the securitization and financing of lease receivables.

While the Company generally does not sell its interests in leases, service contracts or loans to third parties after origination, the Company does, from time to time, contribute certain leases to special-purpose corporations for purposes of obtaining financing in connection with its lease receivables. Since these transfers do not result in a change in control over the lease receivables, sale treatment and related gain recognition under Statement of Financial Accounting Standards ("SFAS") No. 125 as replaced by SFAS No. 140, is not allowed, and does not occur. Accordingly, the lease receivable and related liability remain on the balance sheet.

During 1997, 1996, and 2001 the credit facilities related to the securitization on BLT I, BLT II, and BLT III were paid off, respectively. BLT I and BLT II were dissolved on December 31, 1997. BLT III was dissolved on December 31, 2001.

B. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. A significant area requiring the use of management estimates is the Allowance for Credit Losses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with initial maturities of less than three months to be cash equivalents. Cash equivalents consist principally of overnight investments.

Leases and Loans

The Company's lease contracts are accounted for as financing leases. At origination, the Company records the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred, and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method, which results in a level rate of return on the net investment in leases. Unamortized unearned lease income and initial direct costs are written off if, in the opinion of management, the lease agreement is determined to be impaired. It is management's opinion, given the nature of its business and the large number of small balance lease receivables, that a lease is impaired when one of the following occurs: (i) the obligor files for bankruptcy; (ii) the obligor dies, and the equipment is returned; or (iii) an account has become 360 days past due. It is also management's policy to maintain an allowance for credit losses that will be sufficient to provide adequate protection against losses in its portfolio. Management regularly reviews the collectibility of its lease receivables based upon all of its communications with the individual lessees through its extensive collection efforts and through further review of the creditworthiness of the lessee.

In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interest is estimated at inception of the lease and evaluated periodically for impairment. An impairment is recognized when expected cash flows to be realized subsequent to the end of the lease are expected to be less than the residual value recorded. Other revenues, such as loss and damage waiver and service fees relating to the leases, contracts, and loans and rental revenues are recognized as they are earned.

Loans are reported at their outstanding principal balances. Interest income on loans is recognized as it is earned.

Allowance for Credit Losses

The Company maintains an allowance for credit losses on its investment in leases, service contracts and loans at an amount that it believes is sufficient to provide adequate protection against losses in its portfolio. The allowance is determined principally on the basis of the historical loss experience of the Company and the level of recourse provided by such lease, service contract or loan, if any, and reflects management's judgment of additional loss potential considering current economic conditions and the nature and characteristics of the underlying lease portfolio. The Company determines the necessary periodic provision for credit losses, taking into account actual and expected losses in the portfolio, as a whole, and the relationship of the allowance to the net investment in leases, service contracts and loans.

Investment in Service Contracts

The Company's investments in cancelable service contracts are recorded at cost and amortized over the expected life of the service period, which is seven years. Income on service contracts is recognized monthly as the related services are provided. The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the investment in service contracts.

Property and Equipment

At the end of the lease term, the lease typically converts into a month-to-month rental contract. Rental equipment is recorded at estimated residual value and depreciated using the straight-line method over a period of twelve months.

Office furniture, equipment and capital leases are recorded at cost and depreciated using the straight-line method over a period of three to five years. Leasehold improvements are amortized over the shorter of the life of the lease or the asset. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in income.

(Tables in thousands, except share and per-share data)

Fair Value of Financial Instruments

For financial instruments including cash and cash equivalents, net investment in leases and loans, accounts payable, and other liabilities, it is assumed that the carrying amount approximates fair value due to their short maturity.

Derivative Financial Instruments

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138. SFAS No. 133, as amended, requires that all derivative instruments be measured at fair value and recognized in the consolidated balance sheet as either assets or liabilities. The Company has assessed the effects of SFAS No. 133 and has determined that the adoption of SFAS No. 133 does not have a material impact on its results of operations or consolidated financial position. The Company did not hold any derivative instruments at either December 31, 2000 or 2001.

Debt Issue Costs

Debt issuance costs incurred in securing credit facility financing are capitalized and subsequently amortized over the term of the credit facility.

Income Taxes

Deferred income taxes are determined under the liability method. Differences between the financial statement and tax bases of assets and liabilities are measured using the currently enacted tax rates expected to be in effect when these differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The principal differences between assets and liabilities for financial statement and tax return purposes are the treatment of leased assets, accumulated depreciation and provisions for doubtful accounts. The deferred tax liability is reduced by loss carryforwards and alternative minimum tax credits available to reduce future income taxes.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and amends or supersedes a number of interpretations concerning business combinations. SFAS No. 141 requires companies to use the purchase method of accounting for all business combinations, whereas previous interpretations provided for the use of another method (pooling-of-interests method) if certain criteria were met. This statement also amends the recognition policies of intangible assets and goodwill and provides for additional disclosure requirements for business combinations. The provisions for this statement apply to all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement supersedes APB Opinion No. 17, "Intangible Assets" ("APB No. 17") and addresses financial accounting and reporting for intangible assets, but not those acquired in a business combination at acquisition. SFAS No. 142 addresses financial accounting and reporting of goodwill and other intangible assets subsequent to their acquisition, assigning a definite or indefinite useful life to these assets. Goodwill and other intangible assets having an indefinite useful life will not be amortized, but rather tested at least annually for impairment. It also provides guidance on how to define, measure and record impairment losses on goodwill and other intangible assets and provides for additional disclosures regarding these assets in years subsequent to their acquisition. The provisions for this statement are required to be applied for fiscal years beginning after December 15, 2001, although earlier adoption is permitted.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 provides new accounting standards for recording of liabilities related to legal obligations to retire tangible long-lived assets. The Statement requires an entity to recognize at fair value a liability associated with an asset retirement

(Tables in thousands, except share and per-share data)

obligation in the period in which the liability is both incurred and in which the fair value is determinable. The provisions of this Statement are effective for the Company's fiscal year ended December 31, 2003, although earlier application is permitted.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of a long-lived asset or group of assets. This pronouncement, which supersedes and amends several earlier interpretations, establishes a single comprehensive statement to provide impairment accounting guidance for tangible long-lived assets to be either held and continued to be used by the entity or disposed of by sale or by some other means. This Statement will be effective for the first quarter of the Company's fiscal year ending December 31, 2002, although earlier application is permitted.

The Company has not completed its evaluation of SFAS Nos. 141, 142, 143 and 144 and has not yet determined their effect on its consolidated financial statements.

Reclassification of Prior Year Balances

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current presentation.

Net Income Per Common Share

Basic net income per common share is computed based on the weighted-average number of common shares outstanding during the period. Dilutive net income per common share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted earnings per share does not assume the issuance of common shares that have an antidilutive effect on net income per common share. Options to purchase 120,609, 830,000 and 440,609 shares of common stock were not included in the computation of diluted earnings per share for the years ended December 31, 1999, 2000, and 2001, respectively, because their effects were antidilutive.

	For the years ended December 31,		
	1999	2000	2001
Net income	$ 10,728	$ 20,860	$ 16,317
Shares used in computation:			
Weighted-average common shares outstanding used in computation of net income per common share	12,795,809	12,728,441	12,789,605
Dilutive effect of common stock options	108,422	79,373	155,638
Shares used in computation of net income per common share - assuming dilution	12,904,231	12,807,814	12,945,243
Net income per common share - basic	$ 0.84	$ 1.64	$ 1.28
Net income per common share - diluted	$ 0.83	$ 1.63	$ 1.26

(Tables in thousands, except share and per-share data)

C. Net Investment in Leases and Loans

At December 31, 2001, future minimum payments on the Company's lease receivables are as follows:

For the year ended December 31,	
2002	$ 250,486
2003	93,770
2004	43,595
2005	10,819
2006	691
Total	$ 399,361

At December 31, 2001, the weighted-average remaining life of leases in the Company's lease portfolio is approximately 28 months and the implicit rate of interest is approximately 35.4%.

The Company's business is characterized by a high incidence of delinquencies that in turn may lead to significant levels of defaults. The Company evaluates the collectibility of leases originated and loans based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired.

The Company takes charge-offs against its receivables when such receivables are 360 days past due and no contact has been made with the lessee for 12 months. Cumulative net charge-offs after recoveries from the Company's inception to December 31, 2001 have totaled 10.62% of total cumulative receivables plus total billed fees over such period.

The following table sets forth the Company's allowance for credit losses as of December 31, 1999, 2000, and 2001 and the related provisions, charge-offs and recoveries for the years ended December 31, 1999, 2000, and 2001.

(Tables in thousands, except share and per-share data)

Balance at December 31, 1998		$24,850
Provision for credit losses		37,836
Charge-offs	35,957	
Recoveries	14,990	
Charge-offs, net of recoveries		20,967
Balance at December 31, 1999		$41,719
Provision for leases and loans credit losses	36,029	
Provision for other asset credit losses	2,883	
Total provisions for credit losses		38,912
Charge-offs (including $1,064 in other asset charge-offs)	57,145	
Recoveries	19,257	
Charge-offs, net of recoveries		37,888
Balance of allowance for credit losses at December 31, 2000		$40,924
Balance of other asset reserve at December 31, 2000		$1,819
Provision for leases and loans credit losses	54,092	
Total provisions for credit losses		54,092
Charge-offs (including $1,418 in other asset charge-offs)	68,882	
Recoveries	17,474	
Charge-offs, net of recoveries		51,408
Balance of allowance for credit losses at December 31, 2001		$45,026
Balance of other asset reserve at December 31, 2001		$401

At December 31, 2000 and 2001, other assets included prepayments and deposits of $6,394,000 and $4,809,000 respectively, and receivables totaling $7,817,000 and $10,553,000, respectively.

In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. The following table sets forth the Company's estimated residual value as of December 31, 1999, 2000, and 2001 and changes in the Company's estimated residual value as a result of new originations, and lease terminations for the years ended December 31, 1999, 2000, and 2001.

Balance of Estimated Residual Value at December 31, 1998	$17,562
New Originations	9,753
Lease Terminations	(6,245)
Balance of Estimated Residual Value at December 31, 1999	$21,070
New Originations	22,893
Lease Terminations	(8,595)
Balance of Estimated Residual Value at December 31, 2000	$35,368
New Originations	15,052
Lease Terminations	(13,306)
Balance of Estimated Residual Value at December 31, 2001	$37,114

New originations represent the residual value added to the Company's estimated residual value upon origination of new leases. Lease terminations represent the residual value deducted from the company's estimated residual value upon the termination of a lease (i) that is bought out during or at the end of the lease term; (ii) upon expiration of the original lease term when the lease converts to an extended rental contract or (iii) that has been charged off by the Company.

(Tables in thousands, except share and per-share data)

D. Property and Equipment

At December 31, 2000 and 2001, property and equipment consisted of the following:

	December 31, 2000	December 31, 2001
Rental Equipment and Inventory	$ 13,214	$ 19,196
Computer Equipment	5,536	7,251
Office Equipment	1,330	1,525
Leasehold improvements	338	381
	20,418	28,353
Less accumulated depreciation and amortization	8,913	12,319
Total	$ 11,505	$ 16,034

Depreciation and amortization expense totaled $7,597,000, $10,227,000, and $14,378,000 for the years ended December 31, 1999, 2000, and 2001, respectively.

At December 31, 2000 and 2001, computer equipment includes $1,725,000 and $1,793,000 respectively, under capital leases. Accumulated amortization related to capital leases amounted to $912,000 and $988,000, in 2000 and 2001, respectively.

E. Notes Payable and Subordinated Debt

Notes Payable

On December 21, 1999, the Company entered into a revolving line of credit and term loan facility with a group of financial institutions whereby it may borrow a maximum of $150,000,000 based upon qualified lease receivables. Outstanding borrowings with respect to the revolving line of credit bear interest based either at Prime for Prime Rate loans or the prevailing rate per annum as offered in the interbank Eurodollar market (Eurodollar) plus 1.75% for Eurodollar Loans. If the Eurodollar loans are not renewed upon their maturity they automatically convert into prime rate loans. On August 22, 2000, the revolving line of credit and term loan facility was amended and restated whereby the Company may now borrow a maximum of $192,000,000 based upon qualified lease receivables, loans, rentals and service contracts. Outstanding borrowings with respect to the revolving line of credit bear interest based either at Prime minus 0.25% for Prime Rate Loans or the prevailing rate per annum as offered in the London Interbank Offered Rate (LIBOR) plus 1.75% for LIBOR Loans or the seven-day Money Market rate plus 2.00% for Swing Line Advances. If the LIBOR loans are not renewed upon their maturity they automatically convert into prime rate loans. The Swing Line Advances have a seven-day maturity, and upon their maturity they automatically convert into prime rate loans. In addition, the Company's aggregate outstanding principal amount of Swing Line Advances shall not exceed $10 million. The prime rates at December 31, 1999, 2000, and 2001 were 8.50%, 9.50%, and 4.75% respectively. The 90-day Eurodollar rate at December 31, 1999 was 5.9375%. The 90-day LIBOR rates at December 31, 2000 and 2001 were 6.403% and 1.938% respectively. The 7-day Money Market Rates at December 31, 2000 and 2001 were 6.63% and 1.88% respectively.

At December 31, 2000 and 2001, the Company had borrowings outstanding under this agreement with the following terms:

(Tables in thousands, except share and per-share data)

	2000		2001	
Type	Rate	Amount	Rate	Amount
Prime	9.5000%	$ 17,260	4.5000%	$ 4,640
Swing Line	8.8100%	5,076		
LIBOR	8.2500%	12,000	3.8750%	100,000
LIBOR	8.2500%	50,000		
LIBOR	8.5625%	17,500		
Total Outstanding		$101,836		$104,640

Outstanding borrowings are collateralized by leases and service contracts pledged specifically to the financial institutions. All balances under the revolving line of credit will be automatically converted to a term loan on September 30, 2002 provided the line of credit is not renewed and no event of default exists at that date. All converted term loans are repayable over 36 monthly installments. The most restrictive covenants of the agreement have minimum net worth and income requirements.

BLT III has three series of notes, the 1996-A Notes, the 1997-A Notes and the 1998-A Notes. In May 1996, BLT III issued the 1996-A Notes in aggregate principal amount of $23,406,563. In August 1997, BLT III issued the 1997-A Notes in aggregate principal amount of $44,763,000 and in November 1998, BLT III issued the 1998-A Notes in aggregate principal amount of $40,769,000. All outstanding amounts under the 1996-A Notes were repaid in October 1999. All outstanding amounts under the 1997-A Notes were repaid in September 2000. All outstanding amounts under the 1998-A notes were repaid in September 2001. MFI I has three series of notes, the 2000-1 Notes, the 2000-2 Notes, and the 2001-3 Notes. In March 2000, MFI I issued the 2000-1 Notes in aggregate principal amount of $50,056,686. In December 2000, MFI I issued the 2000-2 Notes in aggregate principal amount of $50,561,633. In September 2001, MFI I issued the 2001-3 Notes in aggregate principal amount of $39,397,354. Outstanding borrowings are collateralized by a specific pool of lease receivables. In September 2001, MFI II, LLC was formed and issued one series of notes, the 2001-1 Notes in aggregate principal amount of $10,000,000. Outstanding borrowings are collateralized by a specific pool of lease receivables as well as the excess cash flow from the MFI I collateral. These notes are subordinated to the three series of notes issued by MFI I.

At December 31, 2001, MFI I and MFI II, LLC had borrowings outstanding under the series of notes with the following terms:

Note Series	Expiration	Rate	Amount
MFI I			
2000-1 Notes	9/16/05	7.38%	19,855
2000-2 Notes	6/16/06	6.94%	34,518
2001-3 Notes	2/18/08	5.58%	34,160
MFI II LLC			
2001-1 Notes	2/18/08	8.00%	8,725
Total Outstanding			$97,258

At December 31, 2000, BLT III and MFI I had borrowings outstanding under the series of notes with the following terms:

(Tables in thousands, except share and per-share data)

Note Series	Expiration	Rate	Amount
BLT III			
1998-A Notes	5/17/04	6.03%	$12,252
MFI I			
2000-1 Notes	9/16/05	7.38%	36,995
2000-2 Notes	6/16/06	6.94%	50,562
Total Outstanding			$99,809

At December 31, 2000 and 2001, the Company also had other notes payable which totaled $346,000 and $1,155,000 respectively. Of these notes, at December 2000 and 2001, $346,000 and $339,000, respectively, are notes that are due on demand and bear interest at a rate of prime less 1.00%. At December 31, 2001, the Company also had $816,000 of notes which were borrowed against the cash surrender value of the life insurance policies held on key officers. The interest rates on these loans range from 5.05% to 8.00%. Other notes payable include amounts due to stockholders and directors of the Company at December 31, 2000 and 2001 of $316,000 and $309,000. Interest paid to stockholders under such notes was not material for the years ended December 31, 1999, 2000, and 2001.

Subordinated Notes Payable

At December 31, 2000 and 2001, the Company also had senior subordinated and subordinated debt outstanding amounting to $4,785,000, and $3,262,000, respectively. This debt is subordinated in the rights to the Company's assets to notes payable to the primary lenders as described above. Outstanding borrowings bear interest ranging from 8% to 12.5% for fixed rate financing and prime plus 3% to 4% for variable rate financing. These notes have maturity dates ranging from May 2002 to November 2006. The Company had three senior subordinated notes. The first was issued in August 1994 at 12% to a financial institution with an aggregate principal amount of $7,500,000. Cash proceeds from this note were $6,743,108, net of a discount of $756,892 which is being amortized over the life of the note. This senior note required annual payments of $1,500,000 commencing on July 15, 1997 until the note matured in July 2001. The second senior subordinated note was issued in October 1996 at 12.25% to a financial institution with an aggregate principal amount of $5,000,000. This senior note required monthly payments of (i) $125,000 for the period November 1, 1998 through October 1, 2000 and (ii) $166,667 for the period November 1, 2000 until the note matured in October 1, 2001. In April 1999, this note was amended to require monthly payments of $250,000 for the period May 1, 1999 until the note matured on September 1, 2000. The third senior subordinated note was issued in October 1996 at 12.60% to a financial institution with an aggregate principal amount of $5,000,000. This senior note requires quarterly payments of $250,000 commencing on March 15, 1999 until the note matures in October 2003. The most restrictive covenants of the senior subordinated note agreements have minimum net worth and interest coverage ratio requirements and restrictions on payment of dividends.

At December 31, 2000, the Company was in default on one of its debt covenants in its senior subordinated notes. The covenant that was in default requires that the Company maintain an allowance for credit losses in an amount not less than 100% of the Delinquent Billed Lease Receivables. The covenant default was waived as of December 31, 2000. In consideration of the waiver, the Company repaid one of the notes in full on March 2, 2001.

At December 31, 2000 and 2001, subordinated notes payable included $102,000 and $727,000 due to stockholders, officers and directors. Interest paid to stockholders, officers and directors under such notes, at rates ranging between 8% and 12%, amounted to $104,000, $8,500, and $53,700 for the years ended December 31, 1999, 2000, and 2001, respectively.

Repayment Schedule

At December 31, 2001, the repayment schedule for outstanding notes and subordinated notes is as follows:

(Tables in thousands, except share and per-share data)

December 31,	
2002	$ 55,583
2003	37,550
2004	5,126
2005	0
Thereafter	3,416
	101,675
Outstanding balance of revolving credit facility	104,640
Total	$ 206,315

It is estimated that the carrying amounts of the Company's borrowings under its variable rate revolving credit agreements approximate their fair value. The fair value of the Company's short-term and long-term fixed rate borrowings is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2000 and 2001, the aggregate carrying value of the Company's fixed rate borrowings was approximately $104,596,000 and $101,336,000, respectively, with an estimated fair value of approximately $104,719,000 and $102,049,000, respectively.

F. Redeemable Preferred Stock:

At December 2000 and 2001, the Company had authorized 5,000,000 shares of preferred stock ("preferred stock") with a par value of $0.01 of which zero shares were issued and outstanding.

G. Stockholders' Equity:

Common Stock

The Company had 25,000,000 authorized shares of common stock with a par value of $.01 per share of which 13,410,646 shares were issued and outstanding at December 31, 2000 and 2001.

Treasury Stock

The Company had 669,700 and 588,700 shares of common stock in treasury at December 31, 2000 and 2001, respectively.

Stock Options

In 1987, the Company adopted its 1987 Stock Option Plan (the "Plan") which provided for the issuance of qualified or nonqualified options to purchase shares of the Company's common stock. In 1997, the Company's Board of Directors approved an amendment to the plan, as a result of the June 16, 1997 stock split. Pursuant to this amendment, the aggregate number of shares issued could not exceed 1,220,000 and the exercise price of any outstanding options issued pursuant to the Plan would be reduced by a factor of ten and the number of outstanding options issued pursuant to the Plan would be increased by a factor of ten. The Company adopted the 1998 Equity Incentive Plan (the "1998 Plan") on July 9, 1998. The 1998 Plan permits the Compensation Committee of the Company's Board of Directors to make various long-term incentive awards, generally equity-based, to eligible persons. The Company reserved 2,000,000 shares of its common stock for issuance pursuant to the 1998 Plan. Qualified stock options, which are intended to qualify as "incentive stock options" under the Internal Revenue Code, may be issued to employees at an exercise price per share not less than the fair value of the common stock at the date granted as determined by the Board of Directors. Nonqualified stock options may be issued to officers, employees and directors of the Company as well as consultants and agents of the Company at an exercise price per share not less than fifty percent of the fair value of the common stock at the date of grant as determined by the Board. The vesting periods and expiration dates of the grants are determined by the Board of Directors. The option period may not exceed ten years.

(Tables in thousands, except share and per-share data)

The following summarizes the stock option activity:

	Shares	Price Per Share	Weighted-Average Exercise Price
Outstanding at December 31, 1998	120,380	$0.6375 to $1.95	$ 1.866
Exercised	(14,960)	$0.6375 to $1.95	$ 1.531
Canceled	(58,500)	$1.95 to $12.313	$ 10.807
Granted	890,000	$12.063 to $13.544	$ 12.447
Outstanding at December 31, 1999	936,920	$0.6375 to $13.544	$ 11.357
Exercised	(62,920)	$0.6375 to $1.95	$ 1.889
Canceled	(10,000)	$12.313	$ 12.313
Granted	730,000	$9.781	$ 9.781
Outstanding at December 31, 2000	1,594,000	$1.95 to $13.544	$ 11.003
Exercised	(96,000)	$1.95 to $13.125	$ 8.439
Canceled	(112,000)	$9.78125 to $13.125	$ 11.214
Granted	650,000	$9.48 to $13.10	$ 11.708
Outstanding at December 31, 2001	2,036,000	$9.48 to $13.544	$ 11.337

The options vest over five years and are exercisable only after they become vested. At December 31, 2000 and 2001, 200,000 and 414,000, respectively, of the outstanding options were fully vested.

At December 31, 2000 and 2001, 1,594,000 and 2,036,000 shares, respectively, of common stock were reserved for common stock option exercises.

(Tables in thousands, except share and per-share data)

Information relating to stock options at December 31, 2001, summarized by exercise price, is as follows:

Outstanding				Exercisable		
	Exercise Price	Shares	Weighted-Average Life (Years)		Weighted-Average Exercise Price	Shares
$	12.3125	687,391	7.15	$	12.3125	267,756
$	13.5440	40,609	7.15	$	13.5440	16,244
$	12.0625	10,000	7.58	$	12.0625	2,000
$	9.7813	648,000	8.15	$	9.7813	128,000
$	13.1000	400,000	9.14	$	13.1000	-
$	9.4800	250,000	9.87	$	9.4800	-
$	9.48 to $13.544	2,036,000	8.20	$	11.5770	414,000

All stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic-value method, there is no related compensation expense recorded in the Company's financial statements. The Company follows the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires that compensation under a fair value method be determined using the Black-Scholes option-pricing model and disclosed in a pro forma effect on earnings and earnings per share. Had compensation cost for stock-based compensation been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's pro forma net income applicable to common stock for the years ended December 31, 1999, 2000, and 2001 would have been $9,812,000, $19,928,000, and $15,012,000, respectively. Pro forma net income per common share-basic would have been $0.77, $1.57, and $1.17 rather than $0.84, $1.64 and $1.28, as reported, for the years ended December 31, 1999, 2000, and 2001, respectively. Pro forma net income per common share-diluted would have been $0.76, $1.56, and $1.16 rather than $0.83, $1.63, and $1.26 as reported, for the years ended December 31, 1999, 2000 and 2001, respectively.

The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted-average assumptions.

	1999	2000	2001
Risk-free interest rate	6.50%	6.50%	5.03%
Expected dividend yield	1.25%	1.37%	2.50%
Expected life	7 years	7 years	7 years
Volatility	49.00%	55.00%	51.00%

The weighted-average fair value at the date of for options granted during 1999, 2000, and 2001 approximated $6.46, $5.45, and $5.34 per option, respectively.

(Tables in thousands, except share and per-share data)

H. Income Taxes:

The provision for income taxes consists of the following:

	For the years ended December 31,		
	1999	2000	2001
Current:			
Federal	$3,467	$7,109	$7,633
State	77	1,659	1,000
	3,544	8,768	8,633
Deferred:			
Federal	2,310	5,532	1,256
State	1,655	949	215
	3,965	6,481	1,471
Total	$7,509	$15,249	$10,104

At December 31, 2000 and 2001, the components of the net deferred tax liability were as follows:

	2000	2001
Investment in leases, other than allowance	$51,302	$7,317
Allowance for credit losses	(15,889)	(19,181)
Depreciation	(9,770)	42,336
Deferred receivables	3,357	0
Total	$29,000	$30,472

The following is a reconciliation between the effective income tax rate and the applicable statutory federal income tax rate:

	For the years ended December 31,		
	1999	2000	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.8%	5.6%	4.6%
Nondeductible expenses and other	0.4%	1.6%	-1.4%
Effective income tax rate	41.2%	42.2%	38.2%

At December 31, 1998, the Company had loss carryforwards of approximately $19,800,000, which were utilized in 1999.

(Tables in thousands, except share and per-share data)

I. Commitments and Contingencies:

Operating and Capital Leases

The Company's lease for its facility in Waltham, Massachusetts, expires in 2004. This lease contains one five-year renewal option with escalation clauses for increases in the lessor's operating costs. The Company's lease for its facilities in Newark, California, and Herndon Virginia expire in 2005. The Company's lease for its facilities in Woburn, Massachusetts, expires in 2003.

The Company also has entered into various operating lease agreements ranging from three to four years for additional office equipment. At December 31, 2001, the future minimum lease payments under noncancelable operating leases with remaining terms in excess of one year are as follows:

For the years ended December 31,	
2002	$ 1,787
2003	1,754
2004	835
2005	214
Total	$ 4,590

Rental expense under operating leases totaled $1,567,000, $1,557,000, and $1,998,000 for the years ended December 31, 1999, 2000, and 2001, respectively.

The Company has entered into various capital lease agreements ranging from three to four years for office equipment, computer equipment and telecommunication systems. At December 31, 2001, future minimum lease payments under capital leases were as follows:

For the years ended December 31,	
2002	$ 468
2003	267
2004	154
2005	44
Total minimum lease payments	933
Less amounts representing interest	(84)
Total	$ 849

Legal Matters

Management believes, after consultation with counsel, that the allegations against the Company included in the lawsuits described below are subject to substantial legal defenses, and the Company is vigorously defending each of the allegations. The Company also is subject to claims and suits arising in the ordinary course of business. At this time, it is not possible to estimate the ultimate loss or gain, if any, related to these lawsuits, nor if any such loss will have a material adverse effect on the Company's results of operations or financial position.

A. The Company filed an action in the United States District Court for the District of Massachusetts against Sentinel Insurance Company, Ltd., ("Sentinel"), Premier Holidays International, Inc., ("Premier") and Daniel DelPiano ("DelPiano") arising from Premier's October, 1999, default on its repayment obligations to the Company under a Twelve Million Dollar ($12,000,000) loan. Judgment has been entered in this case against Sentinel, which had issued a business performance insurance policy guaranteeing repayment of the loan, in the amount of Fourteen Million Dollars ($14,000,000). This judgment has not been satisfied. Sentinel is currently undergoing liquidation

(Tables in thousands, except share and per-share data)

proceedings, and a claim in this amount has been filed with the bankruptcy court. As part of the Massachusetts litigation, Premier has asserted a counterclaim against the Company for Seven Hundred Sixty Nine Million Three Hundred Fifty Thousand dollars ($769,350,000) in actual and consequential damages, and for Five Hundred Million Dollars ($500,000,000) in punitive damages, plus interest, cost and attorney's fees. The counterclaim is based upon an alleged representation by the Company that it would lend Premier an additional Forty-Five Million Dollars ($45,000,000), when all documents evidencing the Premier loan refer only to the Twelve Million ($12,000,000) amount actually loaned and not repaid. The Company denies any liability on the counterclaim, which the Company is vigorously contesting. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse effect.

B. On January 29, 2002, Leasecomm was served with an Amended Complaint ("Complaint") in an action entitled People v. Roma Computer Solutions, Inc., et al., Ventura County (California) Superior Court Case No. CIV207490. The Complaint asserts two claims, one for violation of the California Business Professions Code Section 17500 (false advertising), and the other for violation of the California Business and Professions Code Section 17200 (unfair or unlawful acts or practices). The claims arise from the marketing and selling activities of other defendants, including Roma Computer Solutions, Inc., and/or Maro Securities, Inc. The Complaint seeks to have Leasecomm held liable for the acts of other defendants, alleging that Leasecomm directly participated in those acts and received proceeds and the assignment of lease contracts as a result of those acts. The Complaint requests injunctive relief, rescission, restitution, and a civil penalty. No answer or motion has been filed. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

C. On May 8, 2000, Plaintiff Efraim Bason brought an action in the Supreme Court of the State of New York, County of Nassau, seeking compensatory damages in the amount of $450,000 and punitive damages under various legal theories for Leasecomm's refusal to promptly release him from an equipment lease to which he claims his name was forged (the "Bason Complaint"). The Bason Complaint alleges that Leasecomm's failure to promptly release him from the lease, and subsequent negative reports to credit agencies, ruined his credit and prevented him from securing certain financing that he allegedly needed to purchase merchandise which he claims he could have then re-sold at a $450,000 profit. The Company has filed a motion for summary judgment, which Bason has opposed. The Court has not yet ruled on the motion. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse effect.

D. On January 29, 2002, Leasecomm was served with an Amended Complaint ("Complaint") in an action entitled Rae Lynn Copitka v. Leasecomm Corp., et al., Travis County (Texas) District Court Case No. GN-102292. The Complaint asserts that the original action, filed mid-2001 by a single plaintiff should proceed as a class action. In the original action, Ms Copitka sought to rescind her finance lease with Leasecomm and to recover economic damages arising from prior payments under the lease. Ms Copitka alleges that her proposed class includes all persons in Texas who have executed Leasecomm finance leases for "virtual terminal" type credit card software during the years 1998, 1999, 2000, and 2001. Leasecomm intends to vigorously contest both the class certification and the substantive merits of the lawsuit. No answer or motion has been filed. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

E. On April 3, 2000, a purported class action suit was filed in Superior Court of the State of California, County of San Mateo against Leasecomm and MicroFinancial as well as a number of other defendants with whom Leasecomm and MicroFinancial are alleged to have done business, directly or indirectly. The complaint seeks certification of a subclass of those class members who entered into any lease agreement contracts with Leasecomm for the purposes of financing the goods or services allegedly purchased from other defendant entities. The class action complaint alleges multiple causes of action, including: fraud and deceit; negligent misrepresentation; unfair competition; false advertising; unjust enrichment; fraud in the inducement and the inception of contract; lack of consideration for contact; and breach of the contractual covenant of good faith and fair dealing.

On February 1, 2002, the parties entered into stipulation of settlement to the class action litigation. The stipulation of settlement will be effective only if and when it is approved by the San Mateo Superior Court as fair

(Tables in thousands, except share and per-share data)

and reasonable to the members of the plaintiff class and as a good faith settlement pursuant to Section 877.6 of the California Code of Civil Procedure. It is unclear at this point how long this process will take.

F. On October 29,2001, a purported class action suit was filed in Superior Court of the State of California, County of Orange against Leasecomm and MicroFinancial and another entity known as Prospecting Services of America, Inc. ("PSOA"). The plaintiffs purport to represent a class of customers who were allegedly solicited by PSOA to enter into leases with Leasecomm for the lease of a "virtual link point gateway" and "I-phone." Plaintiffs alleged that PSOA made numerous misrepresentations and omissions during the course of solicitation for which Leasecomm and MicroFinancial Incorporated should be responsible. On January 25, 2002, the trial court granted the motion of Leasecomm and MicroFinancial to stay the claims against them, on the grounds that the forum selection clause contained in the lease agreements required plaintiffs to litigate any claims against those entities in Massachusetts. In the event that this matter cannot be resolved, Leasecomm and MicroFinancial intend to vigorously defend the action. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

G. On January 25, 2002, a purported class action suit was filed in Superior Court of the State of California, County of Los Angeles against Leasecomm. The complaint alleges that, two individuals were acting as agents of Leasecomm, and that they solicited plaintiff to enter into a lease agreement with Leasecomm. The complaint seeks declaratory and injunctive relief against all defendants based upon alleged violations of California law. The plaintiff purports to represent two subclasses comprised of: business entities who entered into commercial lease agreements with Leasecomm, all California residents who entered into lease agreements with Leasecomm for consumer goods. Leasecomm intends to vigorously defend the action. Because of the uncertainties inherent in litigation, the Company cannot predict whether the outcome will have a material adverse affect.

Leasecomm has been served with Civil Investigative Demands by the Offices of the Attorney General for the states of Kansas, Illinois, and Florida, and for the Commonwealth of Massachusetts. Those Offices of the Attorney General, in conjunction with the Northwest Region Office of the Federal Trade Commission and the Offices of the Attorney General for Texas and North Dakota, have informed Leasecomm that they are coordinating their investigations jointly. The investigations raise a number of issues concerning Leasecomm's vendors and Leasecomm's leases, covering without limitation, enforceability, noncancellability, unconscionability, forum selection, rights of rescission, lease termination provisions, electronic funds transfer, software license leases, leases of satellites and computers, billing and collection practices, and business opportunity seminars.

Since the investigations are at an early stage, and no legal action has been commenced against Leasecomm, there can be no assurance as to the eventual outcome.

J. Employee Benefit Plan:

The Company has a defined contribution plan under Section 401 (k) of the Internal Revenue Code to provide retirement and profit sharing benefits covering substantially all full-time employees. Employees are eligible to contribute up to 15% of their gross salary. The Company will contribute $.50 for every $1.00 contributed by an employee up to 3% of the employee's salary. Vesting in the Company contributions is over a five-year period based upon 20% per year. The Company's contributions to the defined contribution plan were $102,000, $142,700, and $89,100 for the years ended December 31, 1999, 2000, and 2001, respectively.

K. Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of lease and loan receivables and cash and cash equivalent balances. To reduce the risk to the Company, credit policies are in place for approving leases and loans, and lease pools are monitored by management. In addition, the cash and cash equivalents are maintained with several high-quality financial institutions.

One dealer accounted for approximately 14.7%, 10.6%, and 4.5% of all originations during the years ended December 31, 1999, 2000, and 2001, respectively. Another dealer accounted for approximately 10.1%, 3.8%, and

(Tables in thousands, except share and per-share data)

2.4% of all originations during the years ended December 31, 1999, 2000, and 2001, respectively. No other dealer accounted for more than 10% of the Company's origination volume during the years ended December 31, 1999, 2000, or 2001.

The Company originates and services leases, contracts and loans in all 50 states of the United States and its territories. As of December 31, 2000 and 2001, leases in California, Florida, Texas, Massachusetts and New York accounted for approximately 44% and 42% of the Company's portfolio, respectively. Only California accounted for more than 10% of the total portfolio as of December 31, 2000 and 2001 at approximately 15% as of December 31, 2000 and 14% as of December 31, 2001. None of the remaining states accounted for more than 4% of such total.

L. Related-Party Transactions:

The Company had notes receivable from officers and employees of $68,000 at December 31, 2000 and 2001. During 1997 and 1998, the Company issued notes to certain officers and employees in connection with the exercise of common stock options amounting to $150,000 and $144,000 respectively, in exchange for recourse loans with fixed maturity dates prior to the expiration date of the original grant. These notes are non-interest bearing unless the principal amount thereof is not paid in full when due, at which time interest will accrue at a rate per annum equal to the prime rate plus 4.0%. All principal amounts outstanding under these notes is due in full on the earlier of the end of employment or the expiration date. No new notes were issued during 2000 or 2001.

Other notes payable includes amounts due to stockholders of the Company at December 31, 2000 and 2001 of $316,000 and $309,000 respectively. Interest paid to stockholders under such notes, at an interest rate of prime minus 1%, was not material for the years ended December 31, 1999, 2000 and 2001.

At December 31, 2000 and 2001, subordinated notes payable included $102,000 and $727,000 due to stockholders, officers and directors. Interest paid to stockholders, officers and directors under such notes, at rates ranging between 8% and 12%, amounted to $104,000, $8,500, and $53,700 for the years ended December 31, 1999, 2000, and 2001, respectively.

(Tables in thousands, except share and per-share data)

M. Selected Quarterly Data (Unaudited):

The following is a summary of the unaudited quarterly results of operations of the Company for 2000 and 2001.

	2000				2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues:								
Income on leases and loans	$15,544	$16,946	$18,435	$18,922	$18,731	$18,060	$18,105	$16,036
Income on service contracts rental and fees	16,406	16,677	18,117	18,430	20,611	20,491	21,204	20,853
Total revenues	31,950	33,623	36,552	37,352	39,342	38,551	39,309	36,889
Expenses:								
Selling general and administrative	9,521	9,343	9,665	9,842	11,903	10,658	10,900	11,438
Provision for credit losses	8,529	9,040	10,576	10,767	10,266	11,819	15,064	16,943
Depreciation and amortization	2,033	2,554	2,808	2,832	3,442	3,640	3,618	3,678
Interest	3,192	3,827	4,351	4,488	4,370	3,493	3,444	2,994
Total expenses	23,275	24,764	27,400	27,929	29,981	29,610	33,026	35,053
Income before provision for income taxes	8,675	8,859	9,152	9,423	9,361	8,941	6,283	1,836
Net Income	$4,970	$5,131	$5,301	$5,459	$5,419	$5,179	$3,639	$2,080
Net Income per common share - basic	0.39	0.40	0.42	0.43	0.43	0.41	0.28	0.16
Net Income per common share - diluted	0.39	0.40	0.42	0.43	0.42	0.40	0.28	0.16
Dividends per common share	0.040	0.045	0.045	0.045	0.045	0.050	0.050	0.050

BOARD OF DIRECTORS



Dr. Peter R. von Bleyleben
Chairman and Chief Executive Officer



Dr. Brian E. Boyle
Director



Mr. Torrence C. Harder
Chairman of the Compensation Committee



Mr. Richard F. Latour
President, Chief Financial Officer, Chief Operating Officer, Treasurer and Clerk



Mr. Jeffrey P. Parker
Director



Dr. Alan J. Zakon
Chairman of the Audit Committee

OFFICERS

Dr. Peter R. von Bleyleben, *Chairman and Chief Executive Officer*

Mr. Richard F. Latour, *President, Chief Financial Officer, Chief Operating Officer, Treasurer and Clerk*

Mr. Mark S. Belinsky, *Vice President Marketing and Sales*

Mr. Stephen J. Constantino, *Vice President (Human Resources)*

Mr. Steven LaCreta, *Vice President (Lessee Relations)*

Ms. Kerry L. Lincoln, *Vice President (Accounting & Finance) and Controller*

Ms. Michelle C. Marrone, *Vice President Marketing*

Mr. Maurice G. McGuire, *General Counsel and Assistant Clerk*

Mr. John R. Plumlee, *Vice President (Data Processing)*

Ms. Carol A. Salvo, *Vice President (Legal)*

BANK AND FINANCING RELATIONS

BankNorth Group, Inc.
Brown Brothers Harriman & Co.
Fleet National Bank
CIBC Oppenheimer
Citigroup, Inc.
Citizens Bank of Massachusetts
Firstar Bank
Key Bank
National City Bank
Rothschild Inc.
U.S. Bancorp Piper Jaffray Inc.
Union Bank of California, N.A.

OTHER RELATIONS

Auditors: Deloitte & Touche LLP

Corporate Attorneys: Edwards & Angell, LLP

Transfer Agent
American Transfer and Trust Company
59 Maiden Lane
New York, N.Y. 10038
TEL 212.936.5100

microfinancial

CORPORATE HEADQUARTERS
950 Winter Street
Waltham, MA 02451
TEL 781.890.0177
FAX 781.890.1368
www.microfinancial.com